Exhibit 99.5

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2014

March 30, 2015

TABLE OF CONTENTS

EXPLANATORY NOTES	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	3

BUSINESS OF THE CORPORATION	4

GENERAL DEVELOPMENT OF THE BUSINESS	32

RISK FACTORS AND UNCERTAINTIES	40

DIVIDENDS	64

DESCRIPTION OF CAPITAL STRUCTURE	64

MARKET FOR SECURITIES	67

DIRECTORS AND OFFICERS	70

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	77

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	78

TRANSFER AGENT AND REGISTRAR	78

MATERIAL CONTRACTS	78

INTEREST OF EXPERTS	80

ADDITIONAL INFORMATION	80

EXPLANATORY NOTES

Unless otherwise indicated, the information contained in this annual information form is stated as at December 31, 2014, and unless the context otherwise requires, references to “Amaya”, the “Corporation”, “we”, “us”, “our” or similar expressions refer to Amaya Inc. and its subsidiaries.

All references in this annual information form to “dollars”, “CDN$” and “$” refer to Canadian dollars, references to “US$” refer to United States dollars, references to “€” refer to Euros and references to “£” refer to British pound sterling. We have proprietary rights to a number of company names, product names, trade names and trademarks used in this annual information form that are important to our business, including, without limitation, Amaya, PokerStars and Full Tilt. We have omitted the registered trademark (®) and trademark (™) symbols for such trademarks when used in this annual information form. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this annual information form were obtained from market research, publicly available information, reports of governmental agencies and industry publications and surveys. Amaya has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Amaya has not independently verified any of the data from third-party sources, nor has Amaya ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which Amaya believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, Amaya does not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this annual information form. While Amaya is not aware of any misstatements regarding Amaya’s industry data presented herein, Amaya’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors and Uncertainties” in this annual information form.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws, which Amaya refers to in this annual information form as forward-looking statements. These statements reflect Amaya’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities and products and services development, and future trends affecting the Corporation. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions which may prove to be incorrect, including, without limitation, assumptions about:

•	the ability of the Corporation to secure, maintain and comply with all required licenses, permits and certifications to distribute and market its solutions in the jurisdictions where the Corporation is currently doing business or intends to do business;

•	the anticipated regulation of gaming in various jurisdictions, notably for interactive (online/ mobile) gaming;

•	the overall business and economic conditions;

•	the potential financial opportunity of the Corporation’s addressable market;

•	the potential financial opportunity of individual contracts signed by the Corporation with customers;

•	the competitive environment;

•	the protection of the Corporation’s current and future intellectual property rights;

•	the ability of the Corporation to recruit and retain the services of its key technical, sales, marketing and management personnel;

•	the ability of the Corporation to develop commercially viable solutions as a result of its research and development activities;

•	the ability of the Corporation to obtain additional financing on reasonable terms or at all;

•	the ability of the Corporation to integrate its acquisitions and generate synergies; and

•	the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of this annual information form: the heavily regulated industry in which the Corporation carries on business; online gaming generally; current and future legislation with respect to online gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; significant barriers to entry; competition; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing solutions; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel; defects in the Corporation’s solutions, products or services; losses due to fraudulent activities; impact of currency fluctuations; management of growth; contract awards; service interruptions of Internet service providers; ability of Internet infrastructure to meet applicable demand; systems, networks or telecommunications failures or cyber-attacks; regulations that may be adopted with respect to the Internet and electronic commerce; refinancing risks; customer and operator preferences and changes in the economy; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion into new gaming markets; relationships with distributors; and natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in this annual information form, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this annual information form describe Amaya’s expectations as of March 30, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Amaya Inc. was incorporated under Part IA of the Companies Act (Québec) on January 30, 2004 under the name 9138-5666 Québec Inc. and is now governed by the Business Corporations Act (Québec) (the “QBCA”). Since its incorporation, the Corporation has amended its articles on numerous occasions. The Corporation first amended its articles on May 14, 2007 to change its name to Gametronix Systems Inc., to subdivide its Class A shares, to amend the Corporation’s borrowing powers, to amend provisions limiting the number of shareholders of the Corporation and to amend the provisions prohibiting the public offering of its securities. On November 2, 2007, the Corporation amended its articles to change its name to “Amaya Gaming Group Inc.” On May 11, 2010, the Corporation amended its articles to, among other things: (i) increase the authorized capital of the Corporation by creating an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares; (ii) re-designate Class A shares as Common Shares on the basis of 1.7756 Common Shares for each Class A share; (iii) re-designate Class G shares as Common Shares on the basis of 100 Common Shares for each Class G share; and (iv) eliminate all classes of shares except for Common Shares. On July 7, 2010, immediately before the filing of a prospectus for the initial public offering of the Corporation (the “IPO”), the articles of the Corporation were amended to remove the private company restrictions on securities transfers. The articles of the Corporation were further amended in connection with the acquisition of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group Ltd., the owner and operator of the PokerStars and Full Tilt brands, on August 1, 2014 (the “Rational Group Acquisition”) to, among other things: (i) replace the then current class of authorized preferred shares with a new class of non-voting convertible preferred shares (the “Preferred Shares”); (ii) change the Corporation’s name to “Amaya Inc.”; (iii) add certain provisions affecting the Common Shares to facilitate the Corporation’s compliance with applicable gaming regulations; and (iv) provide for the appointment, from time to time, by the board of directors of the Corporation (the “Board”) of additional directors up to a maximum of one-third of the number of directors elected at the immediately preceding meeting of shareholders of the Corporation.

The Corporation’s head and registered office address is 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is (514) 744-3122. The Corporation’s website address is www.amaya.com. The information contained on, or that can be accessed through, the Corporation’s website is neither part of nor incorporated by reference into this annual information form. The Corporation has included its website address in this annual information form solely as an inactive textual reference.

Intercorporate Relationships

The chart below shows Amaya’s principal subsidiaries as at December 31, 2014 and their respective jurisdiction of incorporation or formation, as applicable. Each subsidiary is directly or indirectly wholly owned by Amaya. Amaya has other subsidiaries, but such subsidiaries are not included in this chart because (i) each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated revenues, and (ii) in the aggregate, such subsidiaries do not exceed 20% of our total consolidated assets and 20% of our total consolidated revenues.

BUSINESS OF THE CORPORATION

Overview

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Through its two reportable segments, Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”), Amaya is focused on developing, operating and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”), which, among other things, currently offer online and mobile real-money and play-money poker and other gaming products, including casino and sports betting (also known as sportsbook), as well as certain live poker tours and events, branded poker rooms at popular casinos in major cities and poker programming for television and online audiences. Amaya’s B2B business currently consists of the operations of certain of its subsidiaries, which offer interactive, land-based and lottery gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of what it believes to be high-growth interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

Since the Rational Group Acquisition in August 2014, Amaya’s primary business has been its B2C segment, which currently generates the vast majority of Amaya’s revenues and profits. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos and poker programming created for television and online audiences. In addition to expanding its existing real-money and play-money poker businesses into new markets, Rational Group has recently targeted growth into other online gaming verticals, notably casino and sportsbook.

Rational Group’s primary brands are PokerStars and Full Tilt, each of which provides a distinct online gaming platform. Currently, according to online poker tracking site Pokerscout.com, the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of people playing as measured by average daily seated ring game real-money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity, according to Pokerscout.com, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands.

Amaya’s B2B business includes the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies and ultimately indirectly to end-users and consumers. Amaya’s B2B solutions are designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which is intended to improve the profitability, productivity, security and brands of the operators. Amaya has developed its portfolio of solutions through both internal development and strategic acquisitions. Amaya’s B2B segment includes Amaya Alberta Inc. (formerly known as Chartwell Technology Inc. (“Chartwell”)), acquired in July 2011, CryptoLogic Ltd. (“CryptoLogic”), acquired in April 2012, Cadillac Jack Inc. (“Cadillac Jack”), acquired in November 2012, and Diamond Game Enterprises (“Diamond Game”), acquired in February 2014, all of which provide technology, content and services to a diversified base of customers in the regulated gaming industry.

As of the date of this annual information form, and as previously announced with respect to certain subsidiaries, Amaya and its management have initiated a strategic review process to explore the divestiture of these assets. The fundamental objective of this review is to expedite the Corporation’s overall business strategy and maximize shareholder value. In furtherance of its B2B assets review and overall business strategy, the Corporation completed its sale of Ongame Network Ltd (“Ongame”) to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) in the fourth quarter of 2014, as detailed below, and announced the Innova Offering and the CJ Sale (each as defined below).

On March 26, 2015, Amaya announced that its wholly owned subsidiary, Innova Gaming Group Inc. (“Innova”), had filed and obtained a receipt for a preliminary prospectus in respect of Innova’s proposed initial public offering of common shares with the securities regulatory authorities in all of the provinces and territories in Canada (the “Innova Offering”). The Innova Offering contemplates a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, which will receive the net proceeds from such secondary offering. Amaya formed Innova in connection with the Innova Offering and, upon consummation of the Offering, Innova will hold all of the shares of Diamond Game.

On March 30, 2015, Amaya announced that it entered into a definitive agreement to sell Cadillac Jack (the “CJ Sale”) for approximately $476 million comprising cash consideration of $461 million, subject to adjustment, and a $15 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the CJ Sale in 2015. Amaya anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the CJ Credit Facilities and New CJ Facilities (each as defined below).

Pending its strategic review of its remaining B2B assets, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth. There can be no assurance as to if and when the Innova Offering or CJ Sale will occur or whether the Corporation’s strategic review process for its remaining B2B assets will result in the consummation of any specific action.

B2C

Online and Mobile Poker

Rational Group’s primary brands are PokerStars and Full Tilt, each of which provides distinct online and mobile gaming platforms. Since the Rational Group Acquisition in August 2014, Amaya, through Rational Group, has maintained PokerStars and Full Tilt as two distinct brands while connecting the two platforms (although not player liquidity) to facilitate increased customer game play and transfer and use of funds. As part of this dual brand strategy, Amaya has kept the PokerStars and Full Tilt development teams separate, allowing both to continue creating distinct user experiences while permitting its customers to link accounts between the sites, thereby simplifying the transfer of funds and game play. Descriptions of these brands and their respective offerings are provided below.

PokerStars

PokerStars, which launched in 2001, is the world’s largest online poker site and as of December 31, 2014, serves a global customer base of more than 68 million registered members (which includes all customer accounts whether or not any such account is currently active) in nearly 30 different languages. PokerStars provides both desktop (through its downloadable client interface, which includes the new PokerStars 7 interface, and online sites) and mobile (through its mobile applications) services and products to its customers, including real-money online poker ring (or cash) game and tournament variations, such as scheduled tournaments, spin & go’s, which are fast-paced, three-handed sit and go tournaments, and jackpot spin & go’s, among others. PokerStars’ poker product offerings are also currently varied among buy-in and limit amounts and types, as well as among 13 poker game variants (e.g., Texas Hold-‘Em, Omaha, Stud, Draw and mixed games). PokerStars, through various Rational Group subsidiaries, is licensed or legally operates under third party licenses, as applicable, to operate in various jurisdictions throughout the world, including the Isle of Man, Malta, Estonia, Spain, Greece, Denmark, Belgium, France, Italy, the United Kingdom and Bulgaria. According to Pokerscout.com, PokerStars is home to the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and offers more daily tournaments than any other online poker site. More than 115 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online real-money poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (225,000), the largest prize pool awarded for a series of online tournaments (approximately US$75.6 million), and the largest ever single online tournament prize (approximately US$12.4 million). As of December 31, 2014, PokerStars’ mobile applications were among the most popular play-money and real-money poker applications on the iOS and Android platforms according to App Annie and Apple’s iTunes App Store and based on the number of downloads and overall customer ratings.

PokerStars also offers social gaming through one of its online sites, PokerStars.net, and through the PokerStars Play mobile application on various mobile platforms, such as Facebook, Apple’s iOS and Google’s Android. Social gaming involves playing poker or other online casino games for play-money, or virtual currency, with other people through social networks. PokerStars’ current social gaming offerings, which are limited to poker, are free to play, attract a diverse community of players and attempt to leverage the global connectivity of various social networks. Through the use of play-money, which is awarded or may be purchased, these social games are designed to create social interaction, engagement and competition.

Amaya’s product development team continuously analyzes the data generated by its customers’ game play and social interactions, as well as customer feedback, to guide the creation of new content, game variants and features, and enhance the overall customer experience.

Full Tilt

Full Tilt, which launched in 2004, quickly became a popular online poker site by delivering what the Corporation believes is innovative and realistic online poker game play, which has evolved from and is based on input from some of the world’s leading poker players. As of December 31, 2014, Full Tilt served a global customer base of more than 22.8 million registered members (which includes all customer accounts whether or not any such account is currently active). In addition to its ring game and tournament variations, which are similar to those offered under the PokerStars brand, through its unique poker formats, such as Rush Poker and Adrenaline Rush Poker, Full Tilt offers its players fast-paced, quick-fold gameplay, including the ability to move tables for each hand and place early bets (i.e., prior to the flop), on both desktop (through its downloadable client interface and online sites) and mobile (through its mobile applications). Full Tilt, through various Rational Group subsidiaries, is licensed or legally operates under third party licenses, as applicable, in various jurisdictions throughout the world under licenses, including, the Isle of Man, Malta, Greece and United Kingdom governments. Since inception, Full Tilt has dealt over 34 billion hands of poker.

Other Online and Mobile Gaming Products

In addition to expected organic growth in online and mobile poker in existing and new markets, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering and pursuing opportunities in fantasy sports.

Casino

In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single- and multi-player variations of blackjack and roulette, online slots and live dealer games. As of December 31, 2014, Full Tilt had launched a real-money online casino offering in numerous jurisdictions, including in the United Kingdom and certain other European jurisdictions. Since its initial launch, Amaya has been successful in cross-selling Full Tilt’s online casino offering to approximately 30% of its active poker customers in eligible markets.

In December 2014, Amaya completed the introduction of play and real-money casino games under the PokerStars brand to players in eligible markets on the global PokerStars.com network and in the ringfenced market of PokerStars.es. Amaya has made the casino table games, single- and multi-player blackjack and roulette, available through the new PokerStars 7 client interface. Amaya believes that, like the Full Tilt casino offerings, offering casino games under the PokerStars brand may attract new customers as well as provide a beneficial cross-selling opportunity to its existing customer base. Amaya currently expects to expand its online casino game offerings in certain markets beginning in the first half of 2015 to include slot machines and additional games under the PokerStars brand. Additionally, Amaya currently intends to launch online and mobile versions of full-featured casinos on both its PokerStars and Full Tilt casino platforms by the end of 2015.

Sportsbook

Real-money online sportsbook involves online wagering on the outcome of sporting events as well as horse and dog races using real-money. Amaya currently expects to launch sports betting, initially for sporting events and later for horse and dog races, under the PokerStars brand beginning in the first half of 2015, first within select jurisdictions on the PokerStars global network and later in additional markets and through mobile platforms. Similar to real-money online casino, Amaya believes that real-money online sportsbook may attract new customers as well as provide it with a strong cross-selling opportunity to its current customer base. The Corporation intends to leverage third-party services for non-differentiating components of its sports betting offering while it continues to control the payments, customer service, marketing and other key differentiating factors of the business.

B2B

In addition to its B2C business, Amaya offers diversified gaming solutions, products and services through its B2B business. Amaya’s B2B business includes the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming and interactive entertainment industries worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies, as well as to the hospitality industry and ultimately indirectly to end-users and consumers. These solutions, products and services primarily consist of interactive gaming solutions, land-based gaming solutions and lottery solutions, each of which is described below. As of the date of this annual information form, and as previously announced with respect to certain subsidiaries, Amaya and its management have initiated a strategic review process to explore alternatives for its B2B business. The fundamental objective of this review is to expedite the Corporation’s overall business strategy and maximize shareholder value. In furtherance of this B2B strategy, the Corporation completed its sale of Ongame to NYX Gaming Group in the fourth quarter of 2014, and announced the Innova Offering on March 26, 2015 and the CJ Sale on March 30, 2015. See “Business of the Corporation – Overview”. Pending its strategic review of its remaining B2B assets, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth. There can be no assurance as to if and when the Innova Offering or CJ Sale will occur or whether the Corporation’s strategic review process for its remaining B2B assets will result in the consummation of any specific action. See “Business Strategy of the Corporation” below.

Interactive Gaming Solutions

Amaya’s interactive gaming solutions include:

Casino Gaming System

Amaya’s Casino Gaming System (“CGS”) offers gaming operators a complete online casino solution with immediate access to a library of more than 500 online casino games from Amaya and multiple third party content developers, including Scientific Games (specifically its subsidiaries Bally Technologies and SHFL Entertainment), IGT, Aristocrat and Betsoft. This library of both proprietary and third-party content is available via a seamless integration of Amaya’s CGS with the operator’s platform, providing the operator with access to top quality content from multiple game developers through an efficient, one point integration rather than through multiple remote gaming servers. For third-party content developers, Amaya believes that it can provide rapid time-to-market by offering such developers’ games as part of the CGS through online gaming portals operated by Amaya’s licensees. Amaya’s CGS includes:

•	mobile-ready (HTML5) game titles to support a mobile casino offering;

•	a range of slot, table, video poker, shared jackpot, fixed odds and remote live dealer table games;

•	branded titles featuring popular games, movie themes and characters developed by companies that have entered into licensing agreements with Amaya and its third party content providers;

•	game styles suited for all demographics;

•	games certified by regulatory bodies for use in multiple jurisdictions;

•	regular introduction of new and innovative games;

•	ongoing introduction of new game titles from Amaya’s growing list of well-known third-party content providers; and

•	a powerful back office solution including:

•	reporting functionality, including game, player transaction, daily and monthly overview and jackpot reports;

•	configuration capability, for betting limits, betting denominations, jackpots and return-to-player percentage levels;

•	bonus offering provision capability, including deposit bonuses, loyalty points, code bonuses and registration bonuses; and

•	a customer service team for operators and their players with support in multiple languages and a risk team that works to identify and prevent fraudulent activity and conduct transaction analysis to monitor for possible money laundering.

Amaya also provides related services beyond its technology, customer service and risk support, such as promotional and marketing services for affiliate management, product and games operation and management, website development, player retention, search engine optimization, business intelligence and analytics, and customer relationship management.

Ongame Poker Solution

Amaya acquired the Ongame poker software and network solutions platform through its acquisition of Ongame in November 2012. Amaya subsequently sold this portion of the B2B business in November 2014; however, until then, Ongame, which operated as a subsidiary of the Corporation, offered a complete business-to-business online poker solution for gaming operators that allowed these businesses to offer poker under their own brand and through their own custom designed web portals while participating in a network of poker players from Ongame’s gaming operator licensees. See “General Development of the Business - Divestitures”.

Game Office Platform

The AGO platform provides gaming operators with support for multiple custom-built web portals and brands on all devices with the ability to offer all interactive gaming verticals including online casino, poker, sportsbook and bingo. It also allows for the seamless integration of content for these verticals from Amaya and third-party providers and incorporates third party customer relationship management, business intelligence, and marketing tools which are tightly integrated to provide marketers with the ability to run seamless end-to-end automated campaigns and promotions. All customer and game data are available through a central repository data warehouse. Related services include end-user technical support, software maintenance and hosting services, software security and backup services, payment and anti-fraud services. Amaya subsequently sold this portion of the B2B business along with Ongame in November 2014. See “General Development of the Business – Key Completed Transactions - Divestitures”.

Mosino

Mosino, an all-in-one hospitality platform, targets hospitality industry participants in addition to gaming operators. Depending on the environment, the Mosino platform can provide:

•	digital concierge services that manage all guest requests and communications on a single platform; and

•	revenue producing services, such as:

•	Internet and WiFi access for all guest devices anywhere in the resort;

•	video-on-demand service with continuously updated content;

•	online casino games, including peer-to-peer or house-banked games, through networked or stand-alone play.

Land-Based Gaming Solutions

Amaya’s land-based gaming solutions consist primarily of games, game systems and related services and support, for the Mexican gaming market and Class II and Class III gaming markets in the United States (as described below in “Regulatory Environment”), as well as commercial casinos, slot route operators, charitable gaming establishments/bingo halls, the video lottery terminal (VLT) market and racetracks and racinos.

Through its subsidiary, Cadillac Jack, Amaya designs, manufactures and markets a dynamic portfolio of:

•	electronic games and systems for the regulated global gaming industry, offering a variety of high performing, feature-rich products designed for premium player experiences, including a variety of game themes, bonus options and math models;

•	progressive product lines including wide-area, local-area, and multi-level progressives which offer players rewarding jackpots across a variety of cabinet styles and games; and

•	slot management services and systems, including tools to monitor and balance the mix of gaming machines on a casino floor.

Cadillac Jack’s gaming machines feature proprietary games from a library of more than 100 game titles, with new titles developed on a continuous basis, that are available in multiple cabinet configurations.

Through its subsidiary Diamond Game, Amaya designs, develops, produces, markets and services games, systems and instant tickets for the North American gaming industry, predominantly for the business to government lottery sector and also for the Class II bingo markets.

Lottery Solutions

Amaya’s lottery solutions are designed to permit gaming jurisdictions to exploit additional sources of revenue. They consist primarily of the following:

Instant Ticket Vending Machines (“ITVM”)

The Lottery Products division of Diamond Game creates innovative products for public gaming and charity markets. Diamond Game’s primary lottery product is the LT-3 ITVM. The LT-3 is a ticket dispenser with a video monitor that dispenses pre-printed instant scratch or break open or pull-tab tickets on each play but also includes video animation of the game result to enhance entertainment and bring excitement to the player experience. Diamond Game’s full library of game themes is available for all LT-3 cabinet types, and the game result can be displayed using various video animation options including pull tab display, scratch display, popping symbols or spinning reels. The LT-3 is designed for “stay and play” use, creating longer play sessions and higher sales volumes, to assist lotteries with expanding their existing retailer base into less traditional venues, such as bars, taverns, bingo halls, veteran’s halls, and social clubs. Through Diamond Game, Amaya holds multiple patents related to the unique devices. The ITVMs can also be linked across locations to a robust central system that provides accounting records. Through Diamond Game, Amaya believes it can provide a turnkey solution including the machines, tickets, central system, and service.

Business Strategy of the Corporation

Following the Rational Group Acquisition, Amaya’s primary strategy has been to enter into and expand its B2C business while conducting a strategic review of its B2B business. Amaya continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth. To do this, Amaya is undertaking a number of ongoing strategic initiatives, including:

•	Strengthening and Expanding its Products and Services and Developing its Intellectual Property: While seeking to grow its online and mobile poker offerings through innovative marketing campaigns, Amaya intends to expand its B2C business through the addition of online and mobile sports betting and the continued introduction of online and mobile casino games, as well as through expanded social gaming offerings and potentially fantasy sports in the future. Through the introduction of sports betting and a full casino offering, Amaya expects to attract new customers, cross-sell to existing customers and keep customer leisure time and spending within Amaya’s various products and services. In addition, Amaya presently intends to continue to invest in and support the development of its online, mobile and live poker offerings. Amaya seeks to become the global market leader across all gaming verticals through its comprehensive product offerings, customer service and dedication to security, game integrity and transparency. See “Business Strategy of the Corporation - B2C” and “Regulatory Environment - Regulatory Strategy”. Moreover, Amaya seeks to develop its products and services and the intellectual property underlying them by, among other things, (i) developing product enhancements and improvements, including with respect to the security of its technology and customer data, as well as with respect to new content and features to enhance the overall customer experience, (ii) expanding the flexibility of its product offerings and technology infrastructure to allow for customization and integration to address new markets and jurisdictional demands, including new niche markets, (iii) improving its product and service offerings and underlying software and technology platform to adapt to the rapidly changing nature of the gaming and interactive entertainment industries, and (iv) protecting its intellectual property in jurisdictions where the Corporation determines there are strategic or other benefits for doing so.

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Expanding its Geographical Reach: We currently intend to expand our geographical reach by seeking to obtain licensure in jurisdictions as they regulate online gaming, such as the United States, and by promoting the regulation of new markets, such as Asia. Amaya’s B2C business currently has relatively little exposure to markets in Asia and it generates no revenue in the United States. If and when certain of these markets become regulated, Amaya expects they can become significant growth opportunities for the Corporation. With respect to the United States, Amaya is currently offering its B2B interactive gaming solutions to online gaming operators in the State of New Jersey and has an application in process to obtain licenses that would enable the Corporation to operate its PokerStars and Full Tilt business in the State of New Jersey. See “Regulatory Environment - Regulation of the B2C Business - United States - New Jersey”. In addition, Amaya intends to offer its online poker products in certain other U.S. states, subject to implementation of a regulatory framework and required licensure, as states pass legislation approving online gaming within their borders, such as the State of California. The Corporation’s current strategy in Asia primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, such as the recent PokerStars sponsorship of a Japanese model and actress as a new celebrity brand ambassador, the 2015 Nanjing Millions Event to be held at the Nanjing Olympic Sports Centre in April 2015 and the PokerStars LIVE branded poker room at the City of Dreams in Manila. Amaya is also actively seeking to obtain new licenses in certain regulated gaming markets to provide its online gaming offerings. Amaya’s multi-faceted strategy to expand its geographical reach includes (i) building relationships with governments, online and land-based casino operators and hospitality industry operators, and (ii) working with regulators and government officials to implement regulations beneficial to each of the U.S. states and other jurisdictions in which we may seek to operate, customers and operators.

•	Pursuing Strategic Acquisitions and Divestitures: Since 2011, Amaya has completed numerous strategic acquisitions that it believes have significantly expanded its diversified gaming solutions, delivered distribution capability and expanded market reach. The most significant of these acquisitions was Amaya’s entrance into its B2C business through the transformative Rational Group Acquisition. Amaya may pursue additional strategic acquisitions to leverage its large customer base and further its strategy of long-term growth and enhanced shareholder value. In addition, Amaya may also pursue strategic divestitures for the same or similar purposes. In this regard, Amaya is exploring strategic opportunities to divest its B2B business and to use the proceeds to repay outstanding indebtedness or repurchase the Corporation’s Common Shares pursuant to the 2015 NCIB (as defined below). In furtherance of this B2B strategy, the Corporation completed its sale of Ongame to NYX Gaming Group in the fourth quarter of 2014, and announced the Innova Offering on March 26, 2015 and the CJ Sale on March 30, 2015. See “Business of the Corporation – Overview”. Pending its strategic review of its remaining B2B assets, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth. There can be no assurance as to if and when the Innova Offering or CJ Sale will occur or whether the Corporation’s strategic review process for its remaining B2B assets will result in the consummation of any specific action.

B2C Marketing Strategy and Revenue Model

B2C Marketing Strategy

Amaya’s B2C marketing strategy seeks to widen brand appeal to new and more casual and recreational customers, while continuing to provide exceptional service to existing and more experienced customers, who currently represent the vast majority of revenues through and traffic on the Corporation’s sites. Although the anticipated focus will initially be on poker, as casino, and later sportsbook, offerings become more significant elements of the B2C business, we currently anticipate increasing our focus and attention on marketing efforts that highlight these offerings.

Amaya markets its B2C brands, products and services, including PokerStars and Full Tilt, as applicable, through various legally permissible platforms and channels, including, without limitation, live poker tours and branded poker rooms, which also generate nominal revenue, endorsement agreements and various media outlets. Below is a general description of such platforms and channels.

Poker Tours and Events

In addition to providing online and mobile gaming products, Amaya also produces some of the world’s largest live poker tours and televised poker events. Through Rational Group, Amaya stages and hosts popular live poker tournament series in major cities globally through the European Poker Tour, Asia-Pacific Poker Tour, Latin America Poker Tour and PokerStars Caribbean Adventure. Each tour is sponsored directly by PokerStars, which provides additional promotion for the PokerStars brand through the tour’s widespread television and multimedia distribution. The live poker tours are also largely marketed through various media sources and news coverage.

Founded in 2004, the European Poker Tour is known in the industry as Europe’s most popular poker tour, and has staged and hosted successful tournament series across Europe, currently stopping in seven destinations, including Monte Carlo, London, Sanremo, Barcelona and Prague. The European Poker Tour is filmed and widely televised throughout Europe. The European Poker Tour attracts numerous players from across the world and offers lucrative prize pools, with the latest completed season (completed in May 2014) including over 11,500 players from 118 countries with a total prize pool of approximately €98 million. The Asia-Pacific Poker Tour, which hosts events at luxury casinos throughout Asia, has been operating since 2007 and we believe has helped expand the popularity of poker in Asia. The Asia-Pacific Poker Tour is responsible for bringing the first major government-sanctioned real-money “Texas hold ‘em” poker tournaments to South Korea and China. Founded in May 2008, the Latin America Poker Tour brings world-class poker tournaments to locations such as Panama, Brazil, Peru and Uruguay, and attracted more than 3,800 players from 51 countries in the latest completed season (completed in May 2014) with a total prize pool of approximately US$6.5 million. The PokerStars Caribbean Adventure, which was founded in 2004 on a popular Caribbean cruise ship, is held each year at the Atlantis Casino and Resort on Atlantis Paradise Island in the Bahamas. The PokerStars Caribbean Adventure is considered in the industry as one of the most popular in the world and, since inception, has awarded more than US$203 million in prize money. The PokerStars Caribbean Adventure involves thousands of players, including hundreds of qualifiers from PokerStars.com, as well as various professional athletes and celebrities.

Branded Poker Rooms

Amaya has also branded, under the PokerStars LIVE name, live poker rooms at popular casinos in major cities around the world, including the Hippodrome Casino in London and the City of Dreams Casino in both Macau and most recently, Manila. The Corporation anticipates that this new integrated casino resort in Manila may become a premier leisure and entertainment destination in the Philippines, which has a thriving poker community, much like its regional neighbour Macau. These PokerStars LIVE branded rooms adhere to the same global design concept but are tailored to the specific location, which in each case is developed by the Corporation along with a design agency, and is intended to provide a strong brand presence through common elements across each location.

Endorsement Agreements

Amaya endorses several celebrities and professional poker players, or ambassadors, both at global and regional levels. In particular, these ambassadors comprise four categories: Team Pro, which includes professional poker players; Team SportStars, which includes professional athletes; celebrities, which includes local, regional and global celebrities with an interest in poker; and friends, which includes ambassadors that have a personal connection to certain of the Corporation’s brands. Celebrities are engaged primarily to generate new customer participation and vertical growth whereas Team Pro and Team SportStars are engaged primarily for customer experience and retention.

Media

Amaya has a multimedia approach focusing on acquiring and retaining customers both online and offline for its brands, products and services, including PokerStars and Full Tilt. This includes, among other things, legally permissible television programming and television advertisement campaigns, affiliate partnerships, digital advertisements and online campaigns, paid search optimization, and various social media campaigns.

The Corporation broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various PokerStars events, including our PokerStars sponsored tours, and broadcast as television shows on different channels in several countries. These live events are also broadcast online on various sites, including YouTube and PokerStars.tv. Other forms of television programs that the Corporation broadcasts include reality shows and poker-based dramas which are developed and produced together with various production companies.

The Corporation also engages third party search engine and online traffic optimization companies to increase the Corporation’s online presence and traffic to its websites. In addition, the Corporation employs various display campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new desktop and mobile customers.

Revenue Model

Amaya’s B2C revenue model is based primarily on two main offerings, real-money games, both online and mobile (and nominally through its live poker tours and branded poker rooms), and online and mobile play-money games. Although prior to the Rational Group Acquisition in August 2014 the vast majority of Amaya’s revenues in 2014 were generated by its B2B land-based and interactive gaming solutions, following the Rational Group Acquisition, the vast majority of its revenues were, and the Corporation expects its revenues to continue to be, generated by its client interface, online and mobile gaming platforms under the B2C business segment. Following the Rational Group Acquisition, the B2C revenues were generated almost entirely through the provision of real-money poker offerings, followed by play-money and casino offerings.

Real-Money Games

The Corporation’s current real-money gaming offerings are poker, casino and sportsbook, each with its own revenue model.

In poker, players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Corporation collects a percentage of each pot, or the rake, in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not have any of its own capital at risk. These amounts comprise gross revenue, which is typically reduced by offsets to arrive at net revenue. Offsets are the portion of gross revenue that the Corporation allocates to customer bonuses, loyalty programs, free play and promotions, which are used to acquire new customers and retain existing customers.

Online casino offerings typically include the full suite of games seen in a land-based casino, such as blackjack, roulette and slot machines. For these offerings, the Corporation functions in a similar fashion to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house. In online casino, the Corporation believes there is typically lower volatility from the statistical norm versus land-based casinos as there are a larger number of bets placed at small denominations. Also similar to land-based casinos, offsets are typically provided by the Corporation in the same or substantially similar form as they are provided for poker.

Sportsbook involves players wagering on the outcome of sporting events as well as horse and dog races. Like casino offerings, the Corporation will generate sportsbook revenues through hold based on a certain margin to ensure that the house has an advantage. Like online casino, in online sportsbook, the Corporation believes there is typically lower volatility from the statistical norm versus land-based sportsbook as there are a larger number of bets placed at smaller denominations. The Corporation’s offsets currently include various forms of free play and promotions, and may, but there is no guarantee that they will, later include sign-up bonuses.

Play-Money Games

Play-money gaming, which is permitted in various jurisdictions, including the United States, that do not otherwise permit real-money gaming, involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. In the future, the Corporation expects that some play-money games may require an additional fee to download software upgrades or to buy-in to certain advanced play. The Corporation’s current play-money game offering primarily consists of poker, including through PokerStars Play. There are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to the Corporation as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage for hosting the offering (typically 30% for the hosted versions of the Corporation’s play-money games). Play-money games may be played through the Corporation’s poker client interface, online and mobile platforms, including on social gaming platforms. Offsets include fees charged to the Corporation by the various social platforms, such as Facebook, iOS and Android, marketing and promotions.

B2B Sales and Distribution Strategy and Revenue Model

Sales and Distribution Strategy

Amaya distributes its B2B solutions, products and services through a combination of direct and indirect sales channels. The Corporation believes this strategy allows it to broaden its customer base, while at the same time remaining in contact with its existing customer base and managing costs.

Among other things, Amaya conducts one-on-one meetings with its clients to demonstrate its solutions, products and services at their locations, hosts customers at private demonstrations at their offices and at other locations, and participates in various trade shows domestically and internationally each year. In certain cases, the Corporation responds to competitive requests for proposals from private and public entities who are seeking to procure gaming solutions and services. Amaya also advertises in trade and consumer publications that appeal to casino operators, their employees and casino clients.

Direct Sales Strategy

Amaya’s sales and business development team includes dedicated salespeople assigned to specific customer accounts who seek to build on its existing relationships with customers, as well as closely monitoring the Corporation’s target markets for potential deployments and new customer opportunities.

Indirect Sales Channel Strategy

Amaya utilizes sales agents and distributors to market and offer many of its solutions in various jurisdictions where its marketing reach is otherwise constrained. Amaya’s distributors and sales agents are selected based on experience in the gaming industry, including, without limitation, the number of contacts in the Corporation’s target customer segments.

Amaya’s sales agents and distributors receive ongoing training from Amaya, work with dedicated Amaya account managers, participate in co-operative marketing programs and receive market development funds and support materials for customer sales. Amaya’s personnel assist distributors with initial deployment of the Corporation’s solutions in an effort to provide quality assurance to customers.

Revenue Model

Amaya generates revenues from its B2B business solutions, products and services by outright sales, technology licensing, leasing or on a product participation basis, either directly or indirectly through distribution partners in various jurisdictions. In the product participation and licensing model, products and technology are owned by Amaya and leased or licensed to customers either on a fee basis or at a rate based on a percentage of the revenues generated from the use of the solutions.

Revenues from Amaya’s interactive gaming solutions are typically generated via software licensing based on a percentage of the gaming operator’s net gaming revenue (or rake in the case of Amaya’s poker platform). Other revenues include ongoing hosting and network administration fees, set-up fees for platform integrations, training, and consultancy services.

Revenues from Amaya’s land-based gaming solutions, including its lottery products, are primarily generated through participation agreements, or on a fixed fee basis, with the gaming operator, under which Amaya receives a percentage share of the revenue generated by its gaming machines and systems or in other instances, a daily fee. Revenues are also generated through the sale of gaming machines either on an outright basis or on a finance or lease basis. Diamond Game primarily generates revenues on a participation agreement or fixed-fee basis for its lottery ITVMs.

Service and Warranty

Amaya provides standard warranties of various lengths with its B2B solutions, products and services, which differ by product or service type and the terms under which gaming machines were placed into gaming facilities, and typically cover defects in materials and workmanship. Warranty obligations and other maintenance services are performed either on-site or at Amaya’s facilities. In the event that the maintenance services are beyond the coverage of the warranty, or the warranty has expired, Amaya charges the client the applicable rate for its technicians in addition to the costs associated with the service call.

Technology Infrastructure and Research and Development

The technology infrastructure used to support Amaya’s B2C and B2B businesses was designed to support its growth by having the flexibility and scalability to adapt and conform to the demands and changes in its solutions, products and services. Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective with respect to its B2C business, but most importantly with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry-leading practices and systems with respect to various aspects of its technology infrastructure, including payment security, game integrity, customer fund protection, marketing and promotion, customer support and VIP rewards and loyalty programs. These security and integrity systems routinely review and evaluate customer backgrounds, game play, financial and transactional activity and related risks, through a variation of management systems, including “know your customer” and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), deposit screening, chip dumping screening (which detects abnormal game play and movement of funds), withdrawals screening, collusion detection, bots detection (which detects artificial intelligence-drive game play), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer’s risk profile and limits access to high risk deposit methods). See also “Regulatory Environment — Regulatory Strategy”.

The Company’s research and development (“R&D”) strategy seeks to provide broad market applications for products derived from its technology base. The Corporation’s R&D efforts are focused primarily on the following areas: (i) developing and delivering the Corporation’s pipeline of new products and services; (ii) revitalizing its existing product and services offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) building software including operating systems, source code, graphics and media frameworks, application runtimes, networking technologies, and mobile applications; (vi) developing server and desktop software for enterprise and consumer environments; (vii) developing infrastructure systems to provide the underlying support for our offerings, systems and platforms; (viii) providing a platform and tools for operations and marketing; and (ix) improving development and testing technologies. The Corporation also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third party projects. The Corporation dedicates a major portion of its R&D investments to its B2C business.

Markets and Customers

The gaming industry is a large, dynamic and growing global market with a variety of segments, including online, mobile and land-based poker rooms, sports betting, casinos, bingo rooms, lotteries and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital, from 2003 to 2014, the combined global interactive gaming markets, including online poker, casino, sports betting, bingo, lottery and other gaming markets have grown from approximately €6.6 billion to €36.9 billion in 2014 and are expected to grow to approximately €42.8 billion by the end of 2018.

B2C

Online and mobile gaming is the virtual equivalent of many popular land-based games, such as poker, blackjack, roulette, slot machines and sports betting. Online and mobile gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990’s, online gaming has grown steadily over time. Over the past decade, as technology, security and public sentiment has improved, we believe this growth has accelerated.

Online poker saw a rapid rise in popularity beginning in 2003 when Chris Moneymaker won the main event at the World Series of Poker, a prize of US$2.5 million, after winning his entry in a US$39.00 buy-in online satellite tournament on PokerStars. This rise in popularity saw gross gaming revenues (“GGR”) from global online poker grow from a €300.7 million per year industry in 2003 to a €2.8 billion per year industry in 2014, according to H2 Gambling Capital. H2 Gambling Capital forecasts that the online poker market is expected to grow at a compounded annual growth rate (“CAGR”) of approximately 11.5% from 2014 through 2018, driven by growth from various U.S. states regulating online poker.

Online casino has also seen rapid growth over the past decade, with GGRs from the global market growing from €1.6 billion in 2003 to €6.5 billion in 2014 according to H2 Gambling Capital. As online operators continue to expand content and increase product offerings, H2 Gambling Capital forecasts a CAGR in this market of 10.3% from 2014 to 2018. According to industry experts and sources, including H2 Gambling Capital, much of this growth is expected to come from continuing regulation and expansion in the United States.

According to H2 Gambling Capital, online betting makes up the largest segment of the online gaming market at nearly €14.3 billion in revenue in 2013. As with online poker and online casino, according to H2 Gambling Capital, online sports betting saw significant growth from 2003 through 2014 as technology improved and e-commerce became more mainstream. While data collected by H2 Gambling Capital suggests that growth is expected to moderate slightly, the online sports betting market is still projected by H2 Gambling Capital to grow at a CAGR of nearly 7.7% from 2014 through 2018, reaching a total market size of €19.2 billion.

B2B

Amaya believes that the market for its B2B solutions, products and services is large and quickly growing, particularly the market for its lottery, land-based, and interactive solutions. Data compiled by H2 Gambling Capital projects total global gaming market GGRs to increase to approximately €396 billion in 2018 from an estimated €347 billion in 2014, with gaming divided into the product verticals of betting, casino, lotteries, gaming machines and bingo/other gaming and interactive gaming divided into the product verticals of betting, casino, poker, state lotteries, bingo, and skill/other gaming/commercial lotteries.

Competition

B2C

The industries in which Amaya operates its B2C business are highly competitive, constantly evolving and subject to regulatory and rapid technological change. Amaya faces significant competition in all aspects of its B2C business and competes for customers with other online, mobile and land-based gaming and interactive entertainment developers and operators, as applicable, on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although we believe that we compete favorably, our competitors could develop more compelling content and offerings, which could adversely affect our ability to attract and retain customers. Moreover, technological advances have reduced barriers to entry, making it easier for new competitors to enter the market. These competitors, whether known or unknown, may also take advantage of large user and customer bases and networks through social networks to grow rapidly.

There are multiple B2C competitors specializing in offering online and mobile gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media and entertainment. These competitors range from small, localized companies to large multinational corporations in the jurisdictions where we conduct business. These competitors include, among others, 888 Holdings, bwin.party, Playtech, Paddy Power, Bet365 and Betfair, and traditionally brick and mortar competitors such as William Hill and Ladbrokes. Also, increasing cross-over with social gaming companies, such as Zynga and Caesars Interactive Entertainment, exists for both free-to-play, play-money social offerings and real-money online gaming.

In addition to the factors listed below regarding Amaya’s ability to effectively compete with its B2B competitors, which generally apply across business segments, Amaya’s ability to compete effectively with its B2C competitors is based on a number of factors, including, but not limited to, its ability to (i) maintain its strong reputation among its customers, (ii) maintain appropriate liquidity and a large customer base, (iii) provide comprehensive and varied gaming and entertainment offerings, (iv) provide a superior customer experience, including, the lowest fees, highest promotions, and best-in-class software development, customer service, payment processing, security and integrity, and (v) develop products and offerings designed for distribution across multiple channels with superior functionality and efficient implementation.

B2B

Like the B2C market, the market for B2B diversified gaming solutions, products and services is also highly competitive, constantly evolving and subject to regulatory and rapid technological change. Amaya’s B2B business competes with other gaming solutions providers as well as with gaming operators providing games and gaming solutions and technologies directly to players and customers. Similar to the B2C competitors, Amaya’s B2B competitors range from small localized companies to large multi-national corporations, some of which may have greater financial resources, in every jurisdiction where we conduct business. In addition, new or expanding gaming operators and the legalization of gaming in new jurisdictions each create new product demand and have contributed to significant growth in the overall installed base of gaming solutions, products and services during the past few decades.

There are multiple B2B competitors specializing in specific segments, such as interactive gaming and entertainment, land-based gaming, and lottery, which directly compete for certain segments of the Corporation’s target markets. Amaya’s more significant B2B gaming solutions competitors include Scientific Games Corporation, IGT, the Novomatic Group of Companies and Intralot. Some of these competitors also offer online and mobile gaming and interactive entertainment solutions, products and services directly to operators and end-users.

In addition to the factors listed above regarding Amaya’s ability to effectively compete with its B2C competitors, which also generally apply across business segments, Amaya’s ability to compete effectively with its B2B competitors is also based on a number of factors including, but not limited to, its ability to (i) develop and offer games and games systems with higher earnings performance for its customers than the games and gaming solutions of its competitors, (ii) enhance, expand and constantly refresh Amaya’s solutions offerings, (iii) adapt Amaya’s solutions for use with new technologies, (iv) implement product innovation and reliability, (v) implement effective sales and distribution strategies and customer support, and (iv) offer competitive pricing.

Amaya seeks to create solutions with functionality and features superior to other competing products, using innovative architecture and technologies, resulting in a higher degree of customer acceptance and player preference. Amaya believes that its dedicated customer service and support, efficient manufacturing and supply chain management, and extensive research and development activities are competitive advantages for the Corporation. Amaya believes that its reputation for consistently delivering and supporting high quality products will encourage operators to select Amaya’s solutions.

Manufacturing and Supply Chain Management

With respect to the B2C business, the Corporation primarily develops and produces its products and services internally through, among others, internal engineering teams, software architects, internal network operations teams and production operations staff. Amaya’s B2C business development and production includes, without limitation, software development and quality assurance, hosting of software, including gaming services, within the Corporation’s data centers, development of network infrastructure and operations monitoring and maintenance of our products and services. The Corporation engages third parties to assist in development and production on an as-needed basis.

With respect to the B2B business, the Corporation internally develops its solutions, including software development and the integration thereof on hardware gaming devices. Amaya has adopted a hybrid sourcing model. The production of key hardware components is outsourced, while the final assembly, software integration and testing are performed internally. The Corporation currently works with numerous suppliers domiciled in various jurisdictions around the world, including Canada, the United States, the United Kingdom, France, China and Taiwan. Quality assurance is provided by independent testing laboratories specializing in electrical product safety testing, electromagnetic compatibility testing, and benchmark performance testing.

Overall, the Corporation seeks to negotiate competitive pricing with its component and other suppliers, and generally believes that the availability of components and other supplies that it uses are adequate and can be sourced from more than one supplier.

Intellectual Property Rights

The development and protection of intellectual property is a core part of the Corporation’s business strategy and is a key element to our success. We believe that our intellectual property rights currently provide broad and comprehensive coverage for our products and services. Since inception, we have followed a policy and practice of protecting our intellectual property rights in our core business areas through a combination of patents, copyrights, industrial designs, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation or development of our intellectual property. These protections generally include non-disclosure and confidentiality policies and provisions and the use of appropriate intellectual property ownership and assignment provisions and restrictive covenant agreements with, among others, our employees, contractors, consultants, manufacturers, suppliers, customers and stakeholders. The Corporation actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and litigation, as necessary.

In addition, the Corporation seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. Measures taken by the Corporation to maintain confidentiality of its facilities and systems include the use of monitoring methods to prevent third party access to confidential information and certain software, such as the underlying source code, as well as systems, practices and procedures designed to prevent unauthorized third party access to such information and software. While the Corporation has confidence in these individuals, organizations and systems, the Corporation’s security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

The Corporation’s active intellectual property portfolio contains, among other rights, approximately 80 issued patents, 135 patent applications, 610 registered trademarks, 245 trademark applications and 22 industrial designs. In addition, the Corporation owns in excess of 7,000 domain names, as well as unregistered intellectual property, which includes copyright works, including source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held by the Corporation in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain South American countries, China and certain Australasian countries. The terms and extent of protection afforded under our issued and registered rights vary depending on the date and jurisdiction of filing.

The Corporation’s patent strategy is focused on protecting novel elements of its technology design covering the principal jurisdictions where the Corporation currently carries on business and where we believe filing for such protection is strategically, commercially, technologically or otherwise, appropriate and beneficial. These elements include, among others, core design features, implementation technologies and inventions and developments of games, in each case, where possible. In addition to the issued patents mentioned above, the Corporation has pending patent applications in the United States and certain key commercial foreign countries, such as Canada and in Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

In addition to patent rights, the Corporation has registered trademarks for, among other things, its primary brands, including PokerStars, Full Tilt, and its related live poker tours in more than 40 jurisdictions around the world where the Corporation believes there is a commercial benefit for having such registrations. The Corporation continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate. To complement the Corporation’s B2B intellectual property, the Corporation has also entered into brand licensing agreements with various third parties such as Paramount Licensing Inc., Playboy Enterprises International Inc., and Warner Bros. Consumer Products Inc. to develop games based on their respective marks, characters and themes. We believe that our use of licensed brand names and related intellectual property contributes to the appeal and success of our products. These licensing agreements are subject to various conditions and typically involve Amaya paying royalties to each licensor on a fixed percentage or unit basis. Licensors also typically have the right to inspect and approve the use of licensed property.

The source code for the Corporation’s software, including the proprietary software embedded in its hardware gaming devices, is protected under trade secret law and confidential information law, as the case may be in a particular jurisdiction, as well as applicable copyright law. The Corporation recognizes, however, that effective protection may be limited or not be available in some countries in which it offers its solutions. The Corporation licenses the use of its software to its customers and resellers for its B2B business and only to end-users for its B2C business, in each case providing additional protection through the use of contractual provisions in the applicable license agreements. In particular, these licenses generally contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of the Corporation’s licensed software and related intellectual property. Moreover, any licensing of the Corporation’s intellectual property is on what the Corporation believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

The Corporation also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. The Corporation believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, the Corporation continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

In addition to the brand licensing agreements discussed above, the Corporation also enters into various types of licensing agreements related to technology and intellectual property rights. The Corporation enters certain of these agreements to obtain rights that may be necessary to produce and sell its products and services. The Corporation may also license its technology and intellectual property to third parties through various licensing agreements.

Notwithstanding the foregoing, the Corporation may not be successful in obtaining the patents, trademarks, industrial designs and other protections for which it has applied. Our issued patents and registered intellectual property rights and those that may be issued or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or services or the length of term of protection that we may have for our products or services. Despite efforts to protect its proprietary rights, third parties may infringe on the Corporation’s intellectual property rights and in such situations the Corporation may be required to defend such rights. The defense of such rights may divert management’s attention to the business and involve a significant expense, and the Corporation may not be successful in defending its rights. In addition, others, including our competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to us under any of our issued or registered intellectual property, or future rights, may not provide us with any meaningful competitive advantages against these competitors. See also “Risk Factors and Uncertainties” below.

Regulatory Environment

General

The offering and operation of online real-money gaming platforms and the manufacture, distribution and use of gaming equipment and related software and solutions is subject to extensive regulation and approval by various federal, state, provincial, tribal and foreign agencies (collectively, “gaming authorities”). Gaming laws require us to obtain licenses or findings of suitability from gaming authorities for Amaya, including each of our subsidiaries engaged in these activities, and certain of our directors, officers, employees and in some instances, significant shareholders (typically beneficial owners of more than 5% of a company’s outstanding equity). The criteria used by gaming authorities to make determinations as to qualification and suitability of an applicant varies among jurisdictions, but generally require the submission of detailed personal and financial information followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be found suitable. Gaming authorities generally look to the following criteria when determining to grant a license or finding of suitability, including (i) the financial stability, integrity and responsibility of the applicant, (ii) the quality and security of the applicant’s online real-money platform and gaming equipment and related software, as applicable, (iii) the past history of the applicant, and (iv) the effect on competition. Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, and (ii) fine any person licensed, registered or found suitable or approved. Notwithstanding the foregoing, some jurisdictions explicitly prohibit gaming in all or certain forms. The Corporation does not actively market its gaming solutions, products or services that are prohibited in such jurisdictions.

If any director, officer or employee of ours fails to qualify for a license or is found unsuitable (including due to the failure to submit the required documentation) by a gaming authority, we may deem it necessary, or be required to, sever our relationship with such person, which may include terminating the employment of any such person.

Gaming authorities have the right to investigate any individual or entity having a material relationship to, or material involvement with, us or any of our subsidiaries, to determine whether such individual or entity is suitable or should be licensed to do business as a business associate of ours. In addition, certain gaming authorities monitor the activities of the entities they regulate both in their respective jurisdiction and in other jurisdictions to ensure that such entities are in compliance with local standards on a worldwide basis.

As a regulated entity, we are required to maintain strong corporate governance standards and are required to, among other things, maintain effective internal controls over our financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to us. In addition, there are various other factors associated with gaming operations that could burden our business and operations, including, without limitation, compliance with multiple and sometimes conflicting regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties”.

Regulation of the B2C Business

Our B2C subsidiaries operate pursuant to licenses granted by gaming authorities in the Isle of Man, Malta, Italy, France, Spain, Greece, Denmark, Germany, United Kingdom, Belgium, Bulgaria and Estonia. Each of these licenses grant us the authority to operate our B2C websites and authorize us to offer and operate online real-money games including, most notably, poker, casino games and betting, including sports betting, in certain permissible jurisdictions. As other jurisdictions enact gaming laws and regulations permitting online gaming, we expect our B2C subsidiaries to seek additional licenses and approvals to operate in those jurisdictions.

As set forth below, the licenses granted to us by the applicable gaming authorities in the Isle of Man and Malta generally permit us to operate and accept customers in various jurisdictions around the world, excluding jurisdictions that have an independent regulatory and licensing scheme that specifically requires licensure in that country. In particular, our subsidiaries that hold Malta licenses use the same to offer services to residents in other European Union member states in compliance with established European Union principles of free movement of services within the European Union. Our other licenses are country-specific and are based on where our subsidiaries are located.

Isle of Man

Under the Online Gambling Regulation Act 2001 (the “OGRA”), the Isle of Man Gambling Supervision Commission (the “IoM Gaming Commission”) maintains responsibility for the regulation and supervision of all online gaming activities in the Isle of Man, and for investigating the character and financial status of any person applying for or holding a license in connection with online gaming. The IoM Gambling Commission is authorized to grant a license to conduct online gaming to a company if the Commission is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the share capital of the company; (iii) that the activities of the company are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The IoM Gambling Commission may revoke a license if the licensee fails, at any time, to meet any of the initial licensure requirements. The IoM Gambling Commission may suspend or revoke a license if the holder of the license or designated official is convicted of certain offenses, or is convicted “by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more.” The license may also be suspended or revoked for other reasons, including the failure to pay required fees, failure to comply with license conditions or obligations.

Two of our subsidiaries hold licenses issued by the IoM Gambling Commission allowing us to provide poker, casino and betting under the PokerStars and Full Tilt brands, each of which were renewed on March 10, 2014 and expire on March 9, 2019.

Malta

Under the Maltese Lotteries and Other Games Act 2001 and the Remote Gaming Regulations (S.L. 438) (collectively, the “Maltese Regulations”), the Malta Lotteries and Gaming Authority (the “Maltese Authority”) regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. The Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming

License which is a remote gaming license; (ii) a Class 2 Remote Gaming License - remote betting office license; (iii) a Class 3 Remote Gaming License - license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote Gaming License - license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from a European Economic Area jurisdiction approved by the Maltese Authority are required to operate, promote, sell, or abet internet gaming in or from Malta.

Three of our subsidiaries hold an aggregate of 12 licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective products and services listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 licenses are set to expire on dates ranging from December 17, 2018 to February 20, 2020, the Class 2 licenses are set to expire on January 20, 2020, the Class 3 licenses are set to expire on dates ranging from December 22, 2016 to December 10, 2017 and the Class 4 licenses are set to expire on December 22, 2016.

Remote gaming operators are required to pay a gaming tax to the Maltese Authority. The amount of this tax varies depending on the type of license issued and maintained by the operator or software or services supplier.

Estonia

The Estonian Tax and Customs Board maintains responsibility for the issuance of activity licenses and operating permits for gaming and lotteries in Estonia, and also acts as the gaming supervisory agency in Estonia. The Estonia Gambling Act, RT I 2008, 47, 261 (the “Estonia Gambling Act”) was enacted to establish elevated requirements for gaming operators, provide measures for the protection of players, and reduce the negative consequences of gaming and its impact on society. “Remote gambling” under the Estonia Gambling Act is generally defined as the gaming organization of gambling where the outcome of the game is determined by an electronic device, and the player can participate in the game by electronic means of communication, including telephone, internet and media services.

On August 18, 2010, one of our subsidiaries was awarded an activity license which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of our domain names. This operating permit is valid from September 20, 2010 through September 20, 2015.

Spain

In Spain, gaming is traditionally regulated by the seventeen autonomous regions within each of the respective territories. Spain’s Gambling Act (the “Spanish Gambling Act”) became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers “gaming operations through electronic, interactive, and technological means” including the internet, television, mobile phones, and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions, and “other games,” which includes poker. The Spanish Gambling Commission is responsible for enforcement of the Spanish Gambling Act and has sanctioning authority.

The Spanish Gambling Act establishes two categories of licenses: general and single, as well as a permit for offering occasional games. A general license is required to offer certain types of betting games, raffles, and games categorized as “other games.” General licenses are valid for a ten year term, and may be renewed for additional ten year periods. The Spanish Gambling Commission offers general licenses through a competitive and public process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the Spanish Gambling Commission the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the Spanish Gambling Commission to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

On June 1, 2012, one of our subsidiaries was granted a general license for the development and operation of games in the “Other Games” category and a singular license for the offering of online poker. The same subsidiary is also authorized to conduct the advertising, sponsorship and promotion of the games authorized by the licenses. This general license is valid for a ten year term and the singular license is valid for a five year term. This subsidiary has also been granted singular licenses for Blackjack and Roulette.

Greece

In Greece, the Hellenic Gaming Commission (the “HGC”), in partnership with the Greek Ministry of Finance (the “Greek Ministry”) is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the “Greek Gambling Act”). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming and may partner or otherwise contract with third parties, who do not have licenses issued by the Greek Ministry, to offer online gaming. The Greek Gambling Act also allows for companies that hold licenses in other member states of the European Union to apply for interim temporary licenses, valid until the formal licenses are awarded. The HGC issued twenty-four temporary licenses under the Gambling Act.

In November 2013, the Rational Group partnered with Diamond Link Ltd. (“Diamond Link”) to allow Greek players to utilize our product offerings. Diamond Link is one of the twenty-four temporary license holders in Greece, and through our partnership, two of our websites operate under that authorization.

Denmark

Under the Denmark Gambling Act, the Denmark Gambling Authority (the “DGA”) maintains the licensing procedure for individuals and entities looking to provide betting and online casino services in Denmark. The DGA defines online casino services as “those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television.” Online casino games can include roulette, blackjack, baccarat, punto banco, poker and “combination games”. A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

On December 15, 2011, one of our subsidiaries was awarded a one-year fixed-term license to provide online casino services. The license was effective on January 1, 2012 and expired on December 31, 2012. On December 10, 2012, one of our subsidiaries was then granted a five year license to provide online casino games which expires on December 31, 2016.

Belgium

The Belgium Gaming Commission (the “Belgian Commission”) is responsible for issuing gaming licenses for the operation of games of chance, and ensuring the proper supervision of these games and the implementation of any regulation promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with the Belgian law.

Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, was granted a license to operate and offer online gaming through one of our domain names. Casino de Namur partnered with us to offer online gaming in Belgium. On April 20, 2011, one of our subsidiaries was awarded a ten-year Class E gaming license as a service provider to Gambling Management S.A.

France

The Collège De L’Autorité de Régulation des Jeux En Ligne (the “ARJEL”) oversees gaming licensing in France. Act No. 2010-476 of 12 May 2010 authorized online gaming in France for betting on sports, horse races, and circle games. Each type of online gaming requires a separate license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that the Corporation believes are relevant to its business are Decree No. 2010-482 of May 12, 2010, which addresses, among other topics, changes of control, Decree No. 2010-518 from May 19, 2010, which addresses customer accounts, and Order of May 17, 2010, which addresses the licensing process.

On June 25, 2010, one of our subsidiaries was granted a license by ARJEL for online poker games. The license expires on June 25, 2015.

Italy

Currently, L’Amministrazione Autonoma dei Monopoli di Stato (the “AAMS”) regulates gaming in Italy. Since July 2002, the AAMS has been authorized to govern the Italian gaming industry. All operators, both foreign and domestic, are required to obtain a license from the AAMS to provide online gaming services to residents in Italy. Applicants based in the European Economic Area (“EEA”), or those with an EEA passport, are eligible for a license.

On December 17, 2010, a concession to operate, among other things, poker and sports betting in Italy was awarded to one of our subsidiaries. This license was supplemented in March 2011, and expires on June 30, 2016.

United Kingdom

Gaming in the United Kingdom is regulated by the Gaming Act 2005 (the “UK Act”). The UK Act established a gambling commission as the regulator that is responsible for granting licenses to operate as well as overseeing compliance with the UK Act. In 2014, the Gambling (Licensing and Advertising) Act 2014 was passed by Parliament which required all remote gambling operators serving UK customers and advertising in the UK to obtain a license from the UK Gambling Commission.

Since November 1, 2014, one of our subsidiaries has been offering services under a continuation license issued by the UK Gambling Commission and on March 18, 2015 a final license was granted. The Corporation understands that so long as the applicable license fees are paid, it remains compliant with applicable UK licensure requirements and the license is not suspended, revoked or otherwise surrendered, the license will remain valid indefinitely. See “General Development of the Business – Other Announcements”.

Germany

The German state of Schleswig Holstein issued a license to one of our subsidiaries pursuant to a law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed, our license will remain valid until December 21, 2018. Under such license, and only until the expiration date, which may not be extended, we may offer poker games and certain casino games only to residents of Schleswig Holstein. We currently expect to begin offering such games by the by the end of the first half of 2015.

Bulgaria

In Bulgaria, the State Commission for Gambling (“Bulgarian Commission”) issues and maintains licenses for “gambling games” including online casino games. A license for organizing online betting must explicitly state the intended gaming activity by the holder, and may not be transferred. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement, or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts.

All bets must be placed and winnings must be paid out only in Bulgarian levs and the Euro, unless the Bulgarian Commission grants preliminary permission to issue wagers and winnings in foreign currencies. The Bulgarian Gambling Act requires that certain communication equipment must be located in Bulgaria for reporting purposes.

On February 18, 2014, one of our subsidiaries was awarded a license to offer online poker to Bulgarian residents. The license is valid for 10 years.

United States

Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act (“UIGEA”) and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the “Federal Wire Act”) makes it unlawful to use electronic communications to make bets or wagers, or transmit information that assists in making bets or wagers, on any sporting event or contest, over state lines. In December of 2011, the United States Department of Justice (the “DOJ”) issued an opinion from its Office of Legal Counsel indicating that it is the official opinion of the Department of Justice that the Federal Wire Act “prohibits only the transmission of communications related to bets or wagers on sporting events or contests. More specifically, “interstate transmissions of wire communications that do not relate to a ‘sporting event or contest’ [. . .] fall outside of the reach of the Wire Act.” Pursuant to this guidance, the legislatures of New Jersey, Nevada and Delaware authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest. More detail on the regulatory scheme in New Jersey is provided directly below.

New Jersey

The provision of online gaming, and other aspects of casino gaming in New Jersey, are subject to the requirements of New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. The NJ Act created the New Jersey Casino Control Commission (the “NJ CCC”) and the New Jersey Division of Gaming Enforcement (the “NJ DGE”). On February 26, 2013, New Jersey Governor Chris Christie signed a bill into law authorizing online gaming. Under the legislation, online wagering sites can be hosted only by New Jersey’s casino licensees. All primary equipment and data centers used by casino licensees to conduct Internet gaming must be located within a licensed casino facility in Atlantic City, New Jersey. Primary equipment includes all hardware required for player management, funds management and game operation. Eligible patrons must be over 21 years of age and physically present within the State of New Jersey. Upon obtaining an online gaming permit, casino licensees are allowed to offer online versions of all games authorized under the NJ Act, including slot machines, poker, roulette, baccarat, blackjack, craps, big six and other games. New Jersey commenced online gaming operations in November 2013.

Under the online gaming legislation, third party companies may provide services to casino licensees to facilitate the conduct of online gaming, including website hosting, electronic commerce capabilities related to online gaming, and the provision of game content. Such service providers must first obtain a casino service industry enterprise (a “CSIE”) license. The NJ DGE has the responsibility to investigate all license applications and to prosecute violations of the New Jersey Act. The NJ CCC has the authority to decide a CSIE license application when the NJ DGE recommends the denial of a CSIE license application.

A CSIE license application consists of disclosure forms for the applicant, each of its holding companies, and each individual required to be found suitable by the NJ DGE, along with applicable fees. The NJ DGE requires certain individuals affiliated with the CSIE applicant be found suitable by a showing of clear and convincing evidence that, among other things, the individuals are of good character, honesty and financially stable. The persons affiliated with an applicant who must be found qualified by the NJ DGE are certain officers, directors and management employees, all beneficial owners of 5% or more of the applicant, and any other person the NJ DGE deems appropriate. With respect to security holders, the NJ DGE may waive the qualification requirement for “institutional investors”, as defined in the NJ Act, of an applicant if certain investment conditions are met.

Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver. The transactional waiver allows a CSIE applicant to conduct business with a casino licensee if (i) a completed application for the appropriate CSIE license has been filed, (ii) the applicant for the CSIE files a certification from a designee of the CSIE applicant stating that neither the CSIE applicant, nor any of its qualifiers, are disqualified under the New Jersey Casino Control Act, (iii) the applicant shows good cause for granting the petition, and (iv) the CSIE applicant agrees, within 30 business days of transacting business, to supply the NJ DGE, in writing, a detailed explanation of any business transacted with a casino licensee. The granting of a transactional waiver prior to the issuance of a license is at the discretion of the NJ DGE. If granted, the transactional waiver is valid for a period of six months and may be renewed upon petition to the NJ DGE.

The NJ DGE has broad discretion regarding the issuance, suspension or revocation of a CSIE license. The NJ DGE may also impose conditions on a license. In addition, the NJ DGE has the authority to impose fines, suspend, or revoke a license for violations of the NJ Act, including the failure to satisfy the licensure requirements. A CSIE license is effective for five years and will essentially remain effective thereafter unless the license is suspended, expires, or is revoked. The applicant is asked to submit updated information every five years, and is under a continuing duty to keep all information supplied within its license application current. All costs of the license investigation are borne by the CSIE applicant.

In addition to the required licensure, all software related to Internet gaming, Internet content and gaming equipment manufactured, distributed or sold to New Jersey casino licensees is subject to a technical examination and approval by the NJ DGE for, at a minimum, quality, design, integrity, fairness, honesty, suitability and compliance with technical standards. The approval process includes the submission of same to the NJ DGE for testing, examination and analysis and for comparison with documentation of the schematics, game logic, and random number generator and written explanation of the method of operation, odds determination and all other pertinent information. All costs of such testing, examination and analysis are borne by the CSIE applicant.

Prior to a decision by the NJ DGE to approve online gaming activities, it may require a trial period to test the same on a licensed casino licensee’s website. Once approved by the NJ DGE, it may be operated consistently with the version tested by the NJ DGE. Any changes are subject to prior approval by the NJ DGE.

In early 2013, the Oldford Group applied for a casino license with the NJ DGE in connection with the potential acquisition of The Atlantic Club Casino Hotel. However, the potential transaction was terminated in April 2013. Thereafter, the Oldford Group transitioned the casino license application to a CSIE license application for the provision of online gaming services to casino licensees in New Jersey. On December 6, 2013, the NJ DGE advised that the license of Rational Services Limited, a subsidiary of Oldford Group, would be suspended for two years, primarily because of the unresolved federal indictment of Isai Scheinberg and the involvement of certain other individuals in online gaming operations in the United States following the enactment of UIGEA. Notwithstanding, the NJ DGE allowed for the reactivation of the license if Oldford Group were to demonstrate certain “significantly changed circumstances”, a phrase which was not defined in the applicable NJ DGE correspondence.

In connection with the Rational Group Acquisition, Isai Scheinberg ceased his involvement with Oldford Group and its related entities and subsidiaries, and Mark Scheinberg sold his interest in Oldford Group to the Corporation and he, along with certain other executives and members of management, ceased to serve as officers or directors, as applicable. Following this, the Corporation submitted a letter to the NJ DGE on June 16, 2014 requesting the reactivation of the license application. The NJ DGE reactivated the license application and is currently investigating the Corporation with respect to the same.

Regulation of the B2B Business

Our B2B subsidiaries operate pursuant to licenses granted by gaming authorities in several jurisdictions throughout the world, the most significant of which include the United States, Canada, Mexico, Malta and Gibraltar. Each of these licenses grant us the authority to operate our B2B business, including the manufacture, development and distribution of our B2B solutions, products and services. Internationally, the regulatory environment governing our B2B business is complex and varies by jurisdictional. Certain foreign countries permit the importation, sale and operation of gaming solutions, products and services in casino and non-casino environments. Generally, the regulatory environment with respect to our B2B business, for both the Corporation and its solutions, products and services, is subject to a level of scrutiny similar to that of Canada or the United States.

In certain jurisdictions, before the Corporation can sell a new gaming device as part of its B2B offerings, it must first be homologated and approved by the local gaming control agency or government. The gaming authorities conduct integrity testing of the gaming device and related equipment, and may require a field trial before homologating the gaming device and related software and issuing notice that the governmental authority’s technical standards have been met. The gaming authorities may also require subsequent modifications or integrity testing and approvals. In certain jurisdictions, the product homologation can be performed concurrently with the corporate registration or licensing process, while in others the Corporation must first secure a corporate license prior to initiating the homologation process.

The following is a brief description of the principal regulations that apply to the Corporation and its subsidiaries in the jurisdictions in which it conducts its B2B activities.

United States

Tribal Casinos

Gaming on Native American lands in the United States is regulated by the National Indian Gaming Commission (“NIGC”) and governed by the Indian Gaming Regulatory Act (the “IGRA”), specific tribal ordinances and regulations. Most Tribal authorities, in the exercise of their sovereignty, have also established gaming commissions or agencies that regulate gaming operations on their Tribal lands. The Corporation is required to comply with all such sources of law, which may impose different requirements with respect to licensing, product approvals, and operations.

The IGRA provides a statutory basis for Native American tribes to operate certain gaming activities, depending on how a particular game is classified and whether the laws of the state where the Native American tribe is located allow or prohibit the particular game.

The gaming classifications are Class I, Class II and Class III:

•	Class I gaming include traditional Native American social and ceremonial games and is regulated only by the tribes;

•	Class II gaming includes bingo and certain card games such as poker, so long as the card game is not prohibited by the laws of the state where the tribe is located, the card game is played somewhere in the state and the playing of the card game conforms to any applicable state law; and

•	Class III gaming consists of all forms of gaming that are not Class I or Class II, such as multi gaming terminals, most table games and keno.

Class III gaming on Native American lands is subject to the negotiation of a compact between the tribe and the state in which they plan to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive a portion of the tribe’s gaming revenues and may also impose conditions and requirements on both the Corporation and the Tribal gaming operations.

Amaya must also obtain certification from third party test laboratories prior to the installation of its solutions in certain Tribal jurisdictions, and generally must obtain approval as a gaming supplier with each federally recognized tribe.

Amaya, through its subsidiaries, holds in excess of 100 tribal gaming licenses and registrations in the United States.

Commercial Casinos

States that allow some form of casino-style gaming usually have extensive regulatory requirements that must be met before products can be marketed to commercial casinos located within the state. Generally, each state’s respective gaming commission requires that a license or finding of suitability be issued with respect to Amaya, its B2B subsidiaries, its products, or any combination thereof, as applicable. While some states require regulatory approval for both Amaya, as an entity, and its products, some states consider such approval simultaneously and others require that the Corporation obtain company approval before considering product approval and certification. If a state requires that the Corporation obtain company approval, Amaya is required to submit detailed financial and operating reports and furnish other information of the Corporation.

Amaya’s officers, directors, certain key employees and any person having a material relationship with Amaya may have to qualify with the state gaming commission and obtain a finding of suitability, as generally described in “Regulatory Environment - General” and “Regulatory Environment - Regulation of the B2C Business - United States” above.

Some states also require that gaming products be placed in the market on a trial basis before receiving final approvals and some states require the licenses and findings of suitability to be renewed on a regular basis.

Amaya and its subsidiaries have licenses, registrations or findings of suitability in more than ten states, including transactional waiver approvals to conduct business with certain New Jersey Casino licensees. The transactional waiver approvals have been extended and are still valid, and these subsidiaries are providing online gaming services in New Jersey, with one subsidiary also provided land-based casino games. See also “Regulatory Environment - Regulation of the B2C Business - United States - New Jersey” above.

Canada

Gaming activities are strictly regulated in Canada under the Criminal Code (the “Criminal Code”) and provincial legislation. The Criminal Code prohibits most gaming activity subject to certain prescribed exemptions. These exemptions include manufacturing of gaming solutions conducted by a duly licensed entity. In order to market products in a given province of Canada, the Corporation must first receive the requisite licenses and registrations from a provincial lottery and gaming commission (each, a “Gaming Commission”).

Each province of Canada in which Amaya markets products has gaming control legislation in force under which that province regulates gaming activities. The gaming control legislation, regulations promulgated thereunder and rules adopted by Gaming Commissions take into account a number of public policy concerns, including: the integrity of gaming; the prevention of unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; the establishment and maintenance of responsible accounting practices and procedures; the maintenance of effective controls over the financial practices of registrants; and the prevention of cheating and fraudulent practices in gaming. Provincial gaming legislation permits the registration of private entities to provide gaming-related services as agents, service providers or service suppliers to provincial Crown corporations to conduct and manage gaming in the relevant province.

Amaya is subject to both general and specific reporting and disclosure requirements to the respective Gaming Commissions. General reporting and disclosure requirements include the obligation to provide Gaming Commissions with information pertaining to financing arrangements and issuances of securities. The Gaming Commissions may conduct investigations or inquire as to the nature and source of financing, including the identity of persons who acquire Amaya’s securities or lend funds to the Corporation. These inquiries are made pursuant to the Gaming Commissions’ general powers of investigation and general authority to conduct investigation or inquiry with respect to any participant in the gaming industry at any level of monetary or shareholder interest.

The gaming regulations also require Amaya to report, disclose and obtain the approval of Gaming Commissions for certain financing arrangements, material loans and leases, acquisitions, dispositions and issuances of securities and changes to directors, officers, associates or interest holders. An “associate or interest holder” may include security holders, beneficial interest holders, contingent interest holders, interested parties and suppliers of credit, and goods or services above a certain threshold. Normally, these reporting obligations arise where certain threshold tests of “interest” are met. Notwithstanding there being specific reporting thresholds, a Gaming Commission may at any time exercise its discretion to require reporting by any person who has an interest in the Corporation, regardless of the type of interest.

All of Amaya’s directors, officers, associates and key employees have been or may be required to be found suitable and require registration by the Gaming Commission. An applicant seeking registration must submit detailed personal and financial information to the Gaming Commission, may be subject to an investigation by the Gaming Commission and must pay or cause to be paid all the costs of any such investigation. In Amaya’s experience such investigations have included complete background checks on all key employees, including but not limited to criminal, credit and personal history checks followed by individual interviews with each of these key employees. Additionally, exhaustive forensic historical audits, going back five years, have been performed on Amaya and on the personal finances of each of these key employees. A Gaming Commission may deny an application for registration for any reason which it deems appropriate.

Amaya currently holds gaming licenses and registrations in two provinces, both of which are renewable annually provided certain conditions are met.

Mexico

The Corporation’s land-based solutions are placed in the Mexican market under the jurisdiction of the Secretaría de Gobernación (Ministry of the Interior), a branch of the federal government of Mexico. The entities and individuals who have obtained the necessary permits may only operate gaming equipment that complies with Mexican law and regulations. The Corporation only offers solutions that have successfully passed compliance certification with an approved independent test laboratory.

As of December 31, 2014, the Mexican Congress approved a bill which will allow operators to provide licensed interactive gaming solutions to residents of Mexico. Final regulations have not yet been adopted nor has the formal licensing plan been announced, however Amaya anticipates closely monitoring relevant developments and expects to seek licensure, if eligible, as soon as reasonably possible.

Malta

The vast majority of the Corporation’s interactive B2B gaming operations are based in Malta. Malta is a key interactive gaming hub as a result of adopting a comprehensive interactive gaming policy which hosts many of the industry’s largest operators. For additional information, see “Regulatory Environment — Regulation of the B2C Business — Malta” above.

Gibraltar

Interactive gaming is heavily regulated in Gibraltar by the Gibraltar Gambling Commission, appointed under the provisions of the Gambling Act 2005 (the “Gibraltar Act”) under the supervision of the Ministry for Education, Financial Services, Gaming, Telecommunications and Justice (the “Licensing Authority”). The Gibraltar Act grants the Gambling Commissioner powers to ensure that licensees conduct their operations in accordance with their licenses and in such a manner as to maintain the good reputation of Gibraltar.

Further, the Licensing Authority will only consider licensing blue chip companies with a proven track record in gambling, licensed in a reputable jurisdiction, of good financial standing and with proven experience in gambling services. In addition, the licensee’s operations need to be effectively controlled and managed from Gibraltar. In this regard, a list of key personnel needs to be produced, which includes the CVs and other similar pieces of information. Shareholders, directors and executive managers should be included on this list. As such, licenses are difficult to obtain. See also “Regulatory Environment – General”.

Regulatory Strategy

As a responsible provider to the regulated gaming industry, Amaya seeks to ensure that its systems and solutions comply with all the regulations and guidelines published by the jurisdictions in which its customers operate. This applies to both its B2C and B2B businesses where such regulation exists. The Corporation partners with regulatory and governmental bodies, and its products, including, without limitation, its games, software engines and random number generators, undergo comprehensive, exhaustive and rigorous testing by independent industry leading internal and third-party testing, accreditation and certification laboratories (including, without limitation GLI, TST (Technical Systems Testing), BMM and eCOGRA Limited) to ensure security, consistency and game integrity. The Corporation seeks to meet or exceed best operational and customer protection practice requirements, each with a particular emphasis on fair and responsible gaming.

Amaya seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to manufacture and distribute its solutions, products and services in the jurisdictions in which it carries on business globally. Amaya further seeks a zero tolerance approach to money laundering, fraud and collusion and works with regulators and law enforcement globally on such matters. Amaya believes that it has a robust and extensive anti-money laundering policy and framework in effect, and conducts customer due diligence and background investigations while routinely monitoring customer activity (including, without limitation, deposits, cashouts, customer-to-customer transfers and game play), all in accordance with applicable legislation. Amaya also has a dedicated compliance team that works with the Corporation’s employees and various departments to implement routine business activity monitoring and seeks to ensure that the Corporation complies with its regulatory obligations under its licenses, as well as all applicable anti-money laundering, anti-fraud and anti-collusion rules and laws. See also “Technology Infrastructure and Research and Development” for a description of how the Corporation uses its technology infrastructure to assist the implementation of its regulatory strategy.

In order to fulfil its objectives of pursuing opportunities in the manufacturing and marketing of electronic gaming solutions and platforms on a global basis, Amaya intends to undergo the necessary processes to obtain regulatory approval in jurisdictions in which its intends to carry on business (to the extent not already obtained). With respect to online gaming, Amaya intends to seek licensure in all jurisdictions in which licensure is available and strives to be among the first of the licensed operators in newly regulated jurisdictions.

Other Regulatory Considerations

We collect data relating to customer activity, which is subject to the rules relating to the protection of privacy and data that apply in various jurisdictions in which we operate, particularly across Europe. Data protection laws require those collecting data to only use and process such data for lawful uses where the data subject has given consent to the processing and has been provided with certain information as to the use and transferability of the data. Failure to comply with applicable laws on data protection and privacy can give rise to regulatory sanctions, fines and in certain limited cases, criminal liability. As a result, we provide privacy statements and terms and conditions indicating the way in which we use data.

We are also subject to multiple laws and regulations relating to unfair commercial practices, misleading and comparative advertising and unfair terms in consumer contracts.

Responsible Gaming

Amaya is dedicated to responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly. These practices, resources and services include deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, self-exclusion and cooling off periods, and voluntary permanent exclusions from our services, sites and applications. Amaya has also partnered with various responsible gaming organizations around the world that conduct research, education and direct counselling for players. These organizations include GameCare and Responsible Gaming Trust in the United Kingdom, Adictel in France, Tactus in the Netherlands, FEJAR in Spain, the National Council of Problem Gambling in the United States, Responsible Gaming Council in Canada and GamblingTherapy.org worldwide.

Human Resources

As of the date hereof, the Corporation has approximately 2,475 full-time employees of which approximately 1,340 are located in Europe, approximately 215 are located in Canada, approximately 495 are located in the United States, approximately 285 are located in Latin America and the Caribbean (notably Mexico), and approximately 140 are located in Australasia. These employees provide services in either general and administration, marketing, operations, including customer support and services, or information technology and research and development capacities, with operations comprising the largest department. The significant increase in the number of employees from December 31, 2013 through December 31, 2014 is primarily the result of the Rational Group Acquisition, which added a total of approximately 1,700 employees. Although certain of our employees in Italy, France and Australia may be party to collective bargaining or related agreements and certain of our employees in the European Union may be represented by labour unions, to our knowledge, the vast majority of our employees are not. However, the Corporation has never experienced any employment-related work stoppages and believes its relationship with its employees is very good. The Corporation has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information. In addition, the Corporation has adopted a Disclosure, Confidentiality and Insider Trading Policy designed to promote good governance, transparency and effective communication between employees, management and the public, as well as an Anti-Bribery & Anti-Corruption Policy to provide rules and guidelines regarding compliance with Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and any local anti-bribery or anti-corruption laws that may be applicable, and to evidence Amaya’s commitment to full compliance, including compliance by its officers, directors, employees and agents, therewith.

Specialized Skill and Knowledge

The development, design, marketing and distribution of the Corporation’s gaming solutions, products and services require specialized skills and knowledge particularly in the areas of software architecture, development, conceptualization, and graphic design as well as in the poker, casino and sports betting verticals. Amaya has personnel with the required specialized skills and knowledge to carry out its operations. While the current labour market in the industry is highly competitive, the Corporation expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal 2015. If we fail to attract and maintain appropriately qualified employees, our business, financial condition and operating results could be materially adversely affected.

Facilities

The Corporation’s headquarters are located in Pointe-Claire, Québec, Canada. The Corporation’s research and development, manufacturing, assembly, services and support, and administration departments operate from the Corporation’s headquarters. These premises are leased and consist of approximately 28,000 square feet of rentable space, with a lease term that expires on October 31, 2018.

Rational Group’s general and administrative, marketing and information technology departments, including its research and development, operate from its headquarters in Douglas, Isle of Man. Rational Group’s headquarters consist of approximately 65,000 square feet of office space and are owned by Amaya.

The Corporation also maintains approximately 15 other offices, in leased premises, in Toronto, Calgary, London, Dublin, Stockholm, Atlanta, Miami, Mexico, Malta, Paris, Sydney, Moscow and San Jose (Costa Rica) and elsewhere internationally.

Amaya believes that its facilities are suitable and adequate for its current needs.

GENERAL DEVELOPMENT OF THE BUSINESS

Amaya was incorporated in 2004 and completed its IPO on the TSX, Venture Exchange in July, 2010. Immediately following its IPO, the Corporation’s revenues were generated primarily through technology it had developed internally, notably Mosino and its short message service, or “SMS”, based mobile lottery solution. In early 2011, the Corporation announced plans to further strengthen its market position and facilitate its anticipated growth through acquisitions. In this regard, Amaya began to selectively assess acquisition opportunities based on the jurisdiction of the target company, the core technology synergies between the target company and Amaya, and the extent to which the target company had a complementary customer base. Since that time, Amaya completed multiple strategic acquisitions that have significantly expanded its diversified gaming and interactive entertainment solutions, products and services, which deliver distribution channel capability and expanded market reach. The Corporation believes that the increased scope and scale of its gaming and interactive entertainment solutions, products and services following such acquisitions have also shifted its focus from emerging markets to significantly larger markets, including the United States and Europe, where its acquired companies have established operations and customer relationships. More recently, the Rational Group Acquisition completed in August 2014 significantly expanded Amaya’s operations into the B2C business and has made it the world’s largest publicly-traded online gaming company. These acquisitions are detailed below within the section “Key Completed Transactions”. The Corporation believes that these acquisitions, along with certain divestitures, financings and capital markets activities, corporate initiatives, and other announcements, each as also described below, have been the primary influence on the general development of Amaya’s business during the last three completed financial years.

Key Completed Transactions

Acquisitions

CryptoLogic Ltd.

On July 30, 2012, after previously taking control of CryptoLogic’s board of directors and purchasing 80.79% of its issued and outstanding share capital, Amaya acquired all of the remaining issued and outstanding share capital of then-publicly-traded (London Stock Exchange (“LSE”), NASDAQ Stock Market (“NASDAQ”) and Toronto Stock Exchange (“TSX”)) CryptoLogic, a leading developer and supplier of Internet gaming software and known in the industry as a pioneer of online casino, at a valuation of approximately US$35.8 million, thereby taking CryptoLogic private. With rights to more than 300 games, CryptoLogic had one of the most comprehensive online casino suites in the world, with award-winning games featuring branded content, including popular action and entertainment characters. CryptoLogic also provided software licensing, e-cash management and customer support services for its online gambling software to an international client base, including many top online gaming brands. Along with its business-to-business solutions, CryptoLogic operated an online casino under various brands, including InterCasino, which launched in 1996 as one of the world’s first online casinos. Shares of CryptoLogic were delisted from the LSE, NASDAQ and TSX. The Corporation filed a business acquisition report on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on June 13, 2012 in connection with the acquisition, which was a “significant acquisition” within the meaning of applicable Canadian securities laws.

Ongame Network Ltd.

In November 2012, Amaya completed the purchase of Ongame, a provider of poker software and network solutions, from Bwin.Party Digital Entertainment plc, for approximately €25 million on a cash-free and debt-free basis, which included contingent consideration of up to €10.0 million payable by Amaya in the event online gaming became regulated in the United States within five years of the acquisition. The exact amount of the contingent consideration depended upon the extent of U.S. regulation of online gaming, including the number of states that chose to regulate it and the total population living in those regulated states. Amaya subsequently sold Ongame in November 2014 to NYX Gaming Group prior to any contingent consideration being paid. Details on this divestiture are described below under the heading “Divestitures”.

Cadillac Jack Inc.

Also in November 2012, Amaya completed the purchase of Cadillac Jack for an aggregate consideration of approximately $177.0 million, which consideration was used to purchase all of the issued and outstanding equity of Cadillac Jack, retire its debt, pay transaction costs and fund working capital. Amaya financed the transaction through a combination of cash on hand and a $110.0 million non-convertible senior secured term loan secured by Cadillac Jack’s assets (the “2012 Loan”). Cadillac Jack designs and manufactures a portfolio of physical gaming machines, including video reel slots, wide area and multi-level progressives and Latin style bingo games. It also develops content and technologies specific to the needs of each of the markets it serves, including the tribal, commercial and charitable gaming markets in the United States and the gaming market in Mexico. Cadillac Jack’s gaming machines feature proprietary games from a library of more than 100 game titles, with new titles developed on a continuous basis and which are available in multiple configurations. The Corporation filed a business acquisition report on SEDAR on November 5, 2012 in connection with the acquisition, which was a “significant acquisition” within the meaning of applicable Canadian securities laws.

Diamond Game Enterprises

In February 2014, Amaya completed its acquisition of all the issued and outstanding equity of Diamond Game for approximately US$25.0 million, subject to customary post-closing purchase price adjustments, which included the retirement of Diamond Game’s then-outstanding debt. Amaya paid approximately US$18.0 million at closing with cash on hand and, per the terms of the definitive purchase agreement, held back approximately US$7.0 million in escrow for certain contingent liabilities and other items. Diamond Game is a designer and manufacturer of gaming related products for the global land-based casino gaming and lottery industries. Diamond Game has two primary business units: (i) casino products, which develops products for the video lottery terminal, Class II, Class III, commercial casino and racetrack markets; and (ii) lottery products, which creates and manufactures products for the land-based public gaming and charity markets, including its LT-3 instant ticket vending machine (“ITVM”), which dispenses pull tab or break open or scratch tickets while simultaneously displaying the results of each ticket on a touchscreen video monitor in an entertaining fashion. Diamond Game’s development of ITVMs with video display has resulted in the issuance of numerous product patents in Canada and the United States. The LT-3 ITVM is designed for “stay and play” use, which is intended to create longer play sessions and higher sales volumes, and enable lotteries to expand their existing retailer base into venues where traditional slot machines may not be permitted, such as bingo halls, social clubs, veterans offices, bars and taverns. The LT-3 ITVM can be customized to serve varying market needs, including through the offering of different cabinet, display and ticket types, as well other customizable features.

Rational Group

In August 2014, Amaya expanded its operations into the B2C business by completing the purchase of all the issued and outstanding equity of the Rational Group in an all-cash transaction for a purchase price of approximately US$4.9 billion, including certain deferred payments payable within 30 months of the closing of the transaction. The purchase price of the transaction was financed through a combination of debt financing, equity financing and cash on hand. For a detailed description of the financing used for the purchase price, see the disclosure below under the heading “General Development of the Business – Financings and Capital Market Activities”. Rational Group is based in the Isle of Man and operates globally, owning and operating gaming and related businesses offered under several owned brands, including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos and poker programming created for television and online audiences. See also “Business of the Corporation — B2C” above. The Corporation filed a business acquisition report on SEDAR on October 15, 2014 in connection with the acquisition, which was a “significant acquisition” within the meaning of applicable Canadian securities laws (the “Rational Group Acquisition BAR”). The Rational Group Acquisition BAR is incorporated by reference into this annual information form and is available on SEDAR at www.sedar.com.

Divestitures

WagerLogic Malta Holdings Ltd.

In February 2014, one of Amaya’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) to Goldstar Acquisitionco Inc. (“Goldstar”) for approximately $70.0 million (the “Purchase Price”), less a closing working capital adjustment of approximately $7.5 million and subject to further customary post-closing adjustments, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10.0 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting on the second anniversary of the closing date and maturing on the fourth anniversary of the closing date. WagerLogic, through a wholly owned subsidiary, operates an online casino through its “Inter” brand, which includes InterCasino, InterPoker and InterBingo, among other names (the “InterCasino Business”). Amaya acquired the InterCasino Business through its acquisition of CryptoLogic in July 2012. The share purchase agreement for this divestiture also provides for a bonus payment of US$10.0 million to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least US$30.0 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of US$10.0 million if CryptoLogic Operations achieves an annual net revenue target of at least US$40.0 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date).

Amaya continues to license online casino games to Wagerlogic for the InterCasino Business. Amaya and certain of its subsidiaries have entered into a revenue guarantee agreement under which they jointly and severally guarantee the financial obligations of such subsidiaries under the service agreements, including an obligation to pay CryptoLogic Operations, during the two years following the closing date of the divestiture, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of US$4.75 million.

As of December 31, 2014, Amaya also beneficially owned and controlled common shares (the “Intertain Common Shares”) of WagerLogic’s parent company, The Intertain Group Ltd. (TSX: IT) (“Intertain”) (the outstanding securities of Goldstar were exchanged for securities of Intertain in February 2014), representing less than 10% of the issued and outstanding Intertain Common Shares at that date. The Intertain Common Shares were issued to Amaya in exchange for Goldstar shares then held by Amaya. Further, Amaya completed the purchase of additional Intertain Common Shares in early 2014. As of December 31, 2014, Amaya also owned $3.85 million aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018 (TSX: IT.DB), which are convertible at the holder’s option into Intertain Common Shares at a price of $6.00 per share (each, an “Intertain Debenture”), as well as 353,000 Intertain Common Share purchase warrants, with each whole warrant being exercisable by Amaya for one Intertain Common Share at an exercise price of $5.00 per share until December 31, 2015 (each, an “Intertain Warrant”). As at the date of this annual information form, the Corporation holds 2,253,000 Intertain Common Shares (following the exercise in full by the Corporation of the Intertain Warrants), 3,850 Intertain Debentures and no Intertain Warrants.

Ongame Network Ltd.

In November 2014, pursuant to a sale and transfer agreement (the “Sale and Transfer Agreement”), Amaya sold Ongame to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group, for a purchase price equal to the sum of (i) US$1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s earnings before interest, taxes, depreciation and amortization, or EBITDA, for the year ended December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA, as calculated in accordance with the Sale and Transfer Agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10.0 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1.0 million of the unsecured convertible debenture to four individuals.

Concurrently with the completion of the sale of Ongame, Amaya entered into a right of first offer agreement with NYX Gaming Group (the “Right of First Offer”) pursuant to which Amaya granted NYX Gaming Group a right of first offer to purchase the B2B online casino business operated by each of Cryptologic and Amaya (Alberta) Inc. (collectively, the “Covered Business”). The Right of First Offer expires on December 30, 2015.

In parallel, an indirect affiliate of Amaya, Amaya (International) Ltd. (previously known as Chartwell Games (International) Ltd.) (“Chartwell International”) and NextGen Gaming Pty Ltd., a wholly owned subsidiary of NYX Gaming Group (“NextGen”), entered into a work order (the “Work Order”) pursuant to a certain software master license agreement, dated May 19, 2011 (as amended on December 1, 2013 and as amended from time to time thereafter, the “SMLA”), pursuant to which NextGen supplies computer-based wagering games to Chartwell International. The Work Order provides for the supply of certain Games to Chartwell International and its affiliates subject to a one-year minimum license fee equal to the greater of (i) US$350,000 per month, and (ii) the license fee provided for in the SMLA. The Work Order also provides that, notwithstanding the foregoing, upon the sale of the Covered Business, only the license fee provided under the SMLA would be payable.

Financings and Capital Markets Activities

January 2012 Offering

In January and February 2012, Amaya raised aggregate gross proceeds of approximately $28.8 million through a private placement of special warrants (the “2012 Special Warrants”) completed in two closings, the proceeds of which were held in escrow until the satisfaction of all conditions to the acquisition of CryptoLogic, which occurred on March 28, 2012 (the “January 2012 Offering”). The net proceeds from the January 2012 Offering were used to fund a portion of the all-cash offer for all the remaining issued and outstanding shares of CryptoLogic that Amaya did not already own as of the closing date. On March 27, 2012, Amaya announced that it had obtained a receipt for its final short form prospectus, dated the same day, filed with the securities authorities in the provinces of Alberta, Manitoba, Saskatchewan, Ontario and Québec to qualify the distribution of the 28,750 units of Amaya (each, a “2012 Unit”) issuable upon the deemed exercise of the 2012 Special Warrants. Each 2012 Unit consisted of one convertible debenture (each, a “2012 Convertible Debenture”) and 50 Common Share purchase warrants (each, a “2015 Warrant”). Each 2012 Convertible Debenture carried interest at 10.5% per annum and was convertible, at the holder’s option, into Common Shares at a price of $3.25 per Common Share, which represented a ratio of approximately 308 Common Shares per 2012 Convertible Debenture. Each 2015 Warrant entitles its holder to acquire one Common Share at a price of $3.00 per Common Share until April 30, 2015. The 2012 Convertible Debentures and 2015 Warrants were subsequently listed for trading on the TSX Venture Exchange and the 2015 Warrants currently trade on the TSX.

In December 2012, the Board authorized Amaya’s management to assess alternatives with respect to retiring the outstanding 2012 Convertible Debentures. On January 8, 2013, Amaya announced that it would redeem for cash all of its 2012 Convertible Debentures on February 7, 2013 (the “Redemption Date”), in accordance with the redemption rights attached thereto. As of the Redemption Date, all 2012 Convertible Debenture holders had converted their 2012 Convertible Debentures into Common Shares in accordance with the terms thereof.

June 2012 Offering

In July 2012, Amaya completed the final closing of a private placement of Common Shares at a price of $4.05 per Common Share, first announced on May 29, 2012 and primarily conducted in June 2012 (the “June 2012 Offering”). Gross proceeds raised in the June 2012 Offering including proceeds raised under the first closing, were approximately $107.4 million. The net proceeds from the June 2012 Offering were used to help implement Amaya’s growth strategy and for working capital and general corporate purposes.

February 2013 Offering

In February 2013, Amaya closed a private placement of units (the “February 2013 Units”), originally announced on January 17, 2013, at a price of $1,000.00 per unit, for aggregate gross proceeds of $30.0 million, including gross proceeds of $10.0 million following the exercise in full by the underwriters of the offering of an over-allotment option (the “February 2013 Offering”). The net proceeds of the February 2013 Offering were used for Amaya’s working capital and general corporate purposes. Each February 2013 Unit consisted of: (i) $1,000.00 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”); and (ii) 48 Common Share purchase warrants (each a “2016 Warrant”). The 2013 Debentures bear interest at a rate of 7.50% per annum, payable semi-annually in arrears on January 31 and July 31 in each year commencing on July 31, 2013. Interest payments are payable in cash and the 2013 Debentures have a maturity date of January 31, 2016. Each 2016 Warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016.

June 2013 Offering and TSX Graduation

In July 2013, Amaya closed a private placement of Common Shares, originally announced on June 19, 2013, at a price of $6.25 per Common Share, for total gross proceeds of approximately $40.0 million (the “June 2013 Offering”). The net proceeds from the June 2013 Offering were used for working capital and general corporate purposes to assist in the implementation of Amaya’s growth strategy and the expansion of its international activities.

On September 30, 2013, Amaya announced that it had received final approval from the TSX to graduate from the TSX Venture Exchange and list its Common Shares, 2015 Warrants, 2016 Warrants, and 2013 Debentures (collectively, the “Securities”) on the TSX. The Securities commenced trading on the TSX effective October 1, 2013. The Common Shares trade on the TSX under the symbol “AYA”, the 2015 Warrants under the symbol “AYA.WT”, the 2013 Debentures under the symbol “AYA.DB.A” and the 2016 Warrants under the symbol “AYA.WT.A”. On September 22, 2014, Amaya was added to the S&P/TSX Composite Index.

CJ Credit Facilities and New CJ Facilities

In December 2013, Cadillac Jack, one of Amaya’s subsidiaries, entered into an agreement for the refinancing of its credit facilities. The refinancing was provided by an entity sub-advised by an affiliate of GSO Capital Partners LP and certain funds or accounts managed or advised by it or its affiliates (collectively, “GSO”). Under this agreement, Cadillac Jack borrowed term loans in an aggregate principal amount of US$160.0 million (collectively, the “CJ Credit Facilities”). The CJ Credit Facilities replaced the existing 2012 Loan that was made available to Amaya to finance the acquisition of Cadillac Jack by Amaya. The CJ Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and to fund the ongoing working capital and other general corporate purposes of Cadillac Jack. The CJ Credit Facilities have a term of five years from the closing date and are secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. Amaya has provided an unsecured guarantee of the obligations of Cadillac Jack in favor of the lenders under the CJ Credit Facilities.

In May 2014, Amaya amended the CJ Credit Facilities and secured additional financing in the form of a mezzanine loan financed by funds also sub-advised by an affiliate of GSO (the “CJ Mezzanine Facility”). The amendment to the CJ Credit Facilities, among other things, extended the maturity date and provided for the advance of an incremental US$80.0 million term loan to the existing CJ Credit Facilities, with the new aggregate principal amount of US$240.0 million bearing interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor

(as amended, the “CJ Senior Facility”). Under the CJ Mezzanine Facility, Cadillac Jack borrowed a subordinated term loan in the aggregate principal amount of US$100.0 million, bearing interest at a per annum rate equal to 13%, provided that, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind (by adding the interest to the outstanding principal amount of the loan) in lieu of cash (the CJ Mezzanine Facility, and the CJ Senior Facility, collectively, the “New CJ Facilities”). The CJ Senior Facility will mature over a 5-year term and the CJ Mezzanine Facility will mature over a 6-year term. The CJ Senior Facility is secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries and the CJ Mezzanine Facility is unsecured. Amaya has provided an unsecured guarantee of the obligations under the New CJ Facilities of Cadillac Jack in favor of the lenders. The New CJ Facilities contain customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios. In connection with the CJ Mezzanine Facility, Amaya granted 4,000,000 Common Share purchase warrants to the lenders under the New CJ Facilities, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time up to a period ending ten years after the closing date of the New CJ Facilities (the “CJ Warrants”). The Corporation used the funds from the New CJ Facilities to finance working capital expenses and for general corporate purposes.

The Corporation currently anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the CJ Credit Facilities and New CJ Facilities. There can be no assurance as to if and when the CJ Sale will occur.

Rational Group Acquisition Financing

On August 1, 2014 (the “Rational Group Acquisition Closing Date”), the Corporation acquired Rational Group in an all-cash transaction for a purchase price of approximately US$4.9 billion, including certain deferred payments. The purchase price of the transaction was financed through a combination of debt and equity financing and existing cash on hand.

The debt financing consisted of (i) a US$1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% and a €200.0 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor, (ii) a US$100.0 million five-year first lien revolving credit facility priced at LIBOR plus 4.00%, none of which was drawn as of the closing of the Rational Group Acquisition, and (iii) an US$800.0 million eight-year second lien term loan priced at LIBOR plus 7.00%, with a 1.00% floor (collectively, the “Rational Group Facilities”). The Rational Group Facilities were fully underwritten by Deutsche Bank AG New York Branch (“Deutsche Bank AG”), Barclays Bank PLC (“Barclays”) and MIHI LLC. The obligations of the lenders under the Rational Group Facilities are several and not joint. Deutsche Bank AG acted as sole administrative agent and as sole collateral agent for the first lien facilities and Barclays acted as sole administrative agent and as sole collateral agent for the second lien facility. Both GSO and BlackRock Financial Management, Inc. and certain funds or accounts managed or advised by it or its affiliates (collectively, “BlackRock”) participated in the debt financing. On March 16, 2015, Amaya announced it had entered into the Swap Agreements (as defined below) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to US$ exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% to replace the US$ interest payments bearing a minimum floating interest rate of 5.0% related to the US$1.75 billion seven-year first lien term loan secured by Amaya on August 1, 2014. For more details, see “General Development of the Business – Other Announcements”.

The equity financing comprised the issuance, on a private placement basis, of (i) US$1.05 billion of Preferred Shares (the “Preferred Share Financing”), (ii) $640.0 million of subscription receipts (the “Subscription Receipts” and, the offering of the Subscription Receipts, the “Subscription Receipt Offering”) and (ii) US$55.0 million of Common Shares to GSO at a price of $20.00 per Common Share. In connection with the transaction, as payment for a portion of the fees payable to GSO and BlackRock and consideration for their significant roles in the financing of the transaction, the Corporation also granted 11,000,000 Common Share purchase warrants to GSO (the “GSO Warrants”) and 1,750,000 Common Share purchase warrants to BlackRock (the “BlackRock Warrants”), each with an exercise price of $0.01 and exercisable for a term of ten years.

In connection with the Preferred Share Financing, Amaya entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) pursuant to which Canaccord Genuity purchased from treasury, on an underwritten bought-deal, private placement basis, approximately US$179.2 million of Preferred Shares (the “Bought Deal Component”). The Corporation also entered into separate subscription agreements with each of GSO and BlackRock pursuant to which (i) GSO purchased US$600.0 million of Preferred Shares, and (ii) BlackRock purchased approximately US$270.8 million of Preferred Shares. The Preferred Shares are not listed on any exchange but, subject to certain limitations and restrictions, are freely transferable at the option of the holder. Each Preferred Share has an initial principal amount of $1,000.00 and is convertible, at the holder’s option, initially into approximately 41.67 Common Shares based on a conversion price of $24.00 per Common Share, in each case, subject to adjustments (including 6% accretion to the Conversion Ratio) and compounded semi-annually. The Corporation may, at any time after the first three years of the issuance date, give notice of its election to cause all of its outstanding Preferred Shares to be automatically converted, subject to certain conditions. The Preferred Share Financing closed on the Rational Group Acquisition Closing Date. The terms of the Preferred Shares are set forth below under the heading “Description of Capital Structure – Preferred Shares”.

The Subscription Receipt Offering was completed on a bought-deal, fully underwritten, private-placement basis pursuant to an underwriting agreement entered into among Amaya and a syndicate of underwriters led by Canaccord Genuity, Cormark Securities Inc. (“Cormark”) and Desjardins Capital Markets (“Desjardins”, and together with Canaccord Genuity, Cormark and the remaining members of the syndicate, the “Underwriters”). Under the terms of the underwriting agreement, the Underwriters purchased 32,000,000 Subscription Receipts at a price of $20.00 per Subscription Receipt, for aggregate gross proceeds to Amaya of $640.0 million. The Subscription Receipt Offering closed on July 7, 2014 and the Subscription Receipts converted into Common Shares on a one-to-one basis upon the completion of the Rational Group Acquisition. The price per Subscription Receipt represented a premium of approximately 66.4% of the closing price of $12.02 per Common Share on the TSX on June 11, 2014, the last trading day prior to the announcement of the Rational Group Acquisition, and a premium of approximately 108.5% over the 30-day trading day volume-weighted average price of $9.59 per Common Share on the TSX, up to and including June 11, 2014.

Amaya funded approximately US$213.0 million from cash on hand, which included a US$50.0 million deposit made on June 12, 2014, the date of the announcement of the Rational Group Acquisition.

In connection with the Rational Group Acquisition, each of GSO and BlackRock entered into separate registration rights agreements with the Corporation (each, a “Registration Rights Agreement”, and together, the “Registration Rights Agreements”) regarding the qualification for resale of Common Shares and other registrable securities held by GSO or BlackRock (collectively, the “Registrable Securities”) by way of a Canadian shelf prospectus. The Registration Rights Agreements also grant GSO and BlackRock the right to make a written request that the Corporation effect a public underwritten offering and sale of all or part of the Registrable Securities for cash pursuant to a Canadian shelf prospectus, provided that the anticipated aggregate offering price therefor, net of underwriting discounts and commissions, is at least US$50.0 million. In November 2014, the Corporation, GSO and BlackRock agreed to amend the Registration Rights Agreements in order to provide an extension to the time the Corporation has to obtain a final receipt from Canadian securities regulatory authorities in respect of the Canadian shelf prospectus to a date that is no later than 60 days following the date of this annual information form.

Each of GSO and BlackRock also entered into separate voting disenfranchisement agreements with Amaya (each, a “Voting Disenfranchisement Agreement” and together, the “Voting Disenfranchisement Agreements”) under which they agreed that as long as each of them beneficially owns, or has control or direction over, Common Shares issued or issuable upon conversion of the Preferred Shares representing more than 50% of the number of Common Shares that each of them may be deemed to hold on an as-converted basis on the Rational Group Acquisition Closing Date, each of them will not vote more than 50% of such Common Shares in ordinary course shareholder proxy votes for Board composition related matters (provided that GSO and BlackRock are each entitled to vote up to the full amount of such Common Shares if they are voting in favor of Board nominees proposed by Amaya or its senior management). Notwithstanding the foregoing, the Voting Disenfranchisement Agreements provide that each of GSO and BlackRock will not be disenfranchised for any other matters to be presented to shareholders, including, without limitation, approval of mergers and acquisitions, business combinations or amendments to a stock option plan.

Further details of the Rational Group Acquisition are included in Amaya’s public filings on SEDAR at www.sedar.com, including related press releases, the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 (the “2014 Management Information Circular”) and the Rational Group Acquisition BAR.

2015 NCIB

On February 13, 2015, Amaya announced that the TSX approved its notice of intention to make a normal course issuer bid (the “2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The Corporation will determine in its sole discretion from time to time the actual number of Common Shares that it will purchase and the timing of any such purchases. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ending on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The 2015 NCIB commenced on February 18, 2015 and will remain in effect until the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. As of March 30, 2015, the Corporation has not purchased any Common Shares pursuant to the 2015 NCIB, and has been under its routine quarterly blackout period since the 2015 NCIB period began.

Other Announcements

On February 19, 2014, Amaya announced that its subsidiary Diamond Game had been awarded a 5-year contract with the Maryland Lottery and Gaming Control Agency (the “Maryland Lottery”), with the Maryland Lottery holding a five year renewal option, to provide Veterans’ Organizations (“VOs”) in the state with ITVMs and related services. The contract allows for the placement of up to five ITVMs at each qualified VO meeting hall in Maryland. A total of 146 LT-3s were deployed in VOs across the State of Maryland in 2014, and additional LT-3s are currently on order by the Maryland Lottery for deployment in 2015. Under the contract, Diamond Game receives a firm-fixed percentage of the ITVM proceeds. The contract amount is estimated by the Maryland Lottery at up to US$57.0 million over the original five year term and an additional amount of up to US$60.0 million for the renewal option based upon its projected number of ITVMs placed at VO meeting halls and the projected win for those ITVMs.

On April 1, 2014, Amaya announced that it had entered into a licensing agreement with Fertitta Acquisitions Co, LLC, d/b/a Ultimate Gaming (“Ultimate Gaming”) to provide online casino gaming content to Ultimate Gaming in New Jersey, subject to all applicable jurisdictional licensing requirements and regulatory approvals. Under the agreement, the online gaming website ucasino.com (“Ultimate Casino”), operated by Ultimate Gaming for its licensed gaming partner Trump Taj Mahal Associates, LLC, in New Jersey, will offer a wide selection of Amaya’s proprietary games that are available on its CGS platform. The agreement allows for the potential integration of other gaming websites operated by Ultimate Gaming to CGS in the future. Under the terms of the agreement, Amaya will receive a percentage of the aggregate net revenue generated on its games, as well as a percentage of the aggregate net revenue generated on any third party games passed through CGS.

On April 16, 2014, Amaya announced that Cadillac Jack entered into multiple agreements to ship approximately 1,100 gaming machines to existing and new customers in the United States. The shipments were primarily comprised of outright sales of gaming machines as well as upgrades of existing revenue share-generating gaming machines. The majority of units shipped were Class II machines, with Class III machines being sold to applicable governmental bodies in the States of Oklahoma and California. On that same day, the Corporation announced that it had also received a license to provide its land-based solutions to Class III gaming operations in the State of Wisconsin.

On May 2, 2014, the Corporation announced that Cadillac Jack had received approval from New Jersey’s Division of Gaming Enforcement to utilize its Genesis DV1 slot machine platform and associated hardware and software, including top performing game titles Fire Wolf, Siberian Siren and Legend of White Buffalo, in the state.

On July 21, 2014, following the announcement of the Rational Group Acquisition, Amaya announced that a selection of its online casino games had been launched on Full Tilt to bolster the site’s expansion into casino gaming. To that end, Amaya and Rational Group entered into a licensing agreement (the “Licensing Agreement”) under which Amaya has integrated its CGS platform, which includes a library of online and mobile casino games including branded content, onto Full Tilt’s platform. The Licensing Agreement is separate from the Rational Group Acquisition. During that same period, Amaya completed the integration of its CGS platform for websites of several other major online casino operators. Amaya also launched new online and mobile casino games for its customers and completed the integration of new games from multiple third-party suppliers onto Amaya’s CGS platform.

On September 17, 2014, the Corporation changed its independent external auditor and the Board appointed Deloitte LLP as successor auditor in replacement of Richter LLP.

On November 21, 2014, PokerStars, announced that it intends to launch sports betting and casino table games globally on PokerStars.com. The first offerings – blackjack and roulette – were rolled out on a market-by-market basis beginning in November 2014 and were completed in the end of 2014, reaching nearly half of PokerStars’ then current player base. Amaya currently expects to expand its online casino game offerings in certain markets beginning in the first half of 2015 to include additional games under the PokerStars brand, including, among other games, slot machines. Additionally, Amaya intends to launch online and mobile versions of a full featured casino on both its PokerStars and Full Tilt casino platforms by the end of 2015.

On March 16, 2015, Amaya announced it had entered into cross currency swap agreements (collectively, the “Swap Agreements”) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to US$ exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% to replace the US$ interest payments bearing a minimum floating interest rate of 5.0% related to the US$1.75 billion seven-year first lien term loan secured by Amaya on August 1, 2014. The interest and principal payments for the Swap Agreements, which have a stated termination date of five years, will be made at a Euro to US$ foreign exchange rate of 1.1102 on a US$ notional amount of US$1.74125 billion.

On March 20, 2015, Amaya announced that it had received licenses from the UK Gambling Commission for PokerStars and Full Tilt to operate online poker and other gaming within the United Kingdom. Since late 2014, the PokerStars and Full Tilt brands had been operating under temporary continuation licenses.

On March 26, 2015 and March 30, 2015, Amaya announced the Innova Offering and the CJ Sale, respectively.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this annual information form, as well as our management’s discussion and analysis and consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

Risks Related to the Corporation’s Substantial Indebtedness

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make interest payments, which could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or in the Corporation’s industry and prevent it from making debt service payments.

The Corporation is highly leveraged. As at March 30, 2015, Amaya had approximately US$3.1 billion of outstanding indebtedness, and the Corporation currently estimates that its debt service for the next 12 months at US$240 million, including both required principal and interest payments. The Corporation’s substantial indebtedness could have significant consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, capital expenditures and potential future business opportunities;

•	making it more difficult for the Corporation to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

•	limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	reducing the Corporation’s flexibility in planning for, or reacting to, changes in its operations or business;

•	prohibiting the Corporation from making strategic acquisitions, developing new products and product features, introducing new technologies or exploiting business opportunities;

•	placing the Corporation at a competitive disadvantage as compared to its less-highly-leveraged competitors;

•	making the Corporation more vulnerable to downturns in its business or the economy;

•	negatively affecting the Corporation’s ability to renew gaming and other licenses; and

•	exposing the Corporation to the risk of increased interest rates as certain of its borrowings are at variable rates of interest.

Any of the foregoing could have a material adverse effect on the Corporation’s business, financial conditions, results of operations, liquidity and prospects.

Amaya’s secured credit facilities and provisions governing the Preferred Shares contain restrictions that limit its flexibility in operating its business.

Amaya’s secured credit facilities and provisions governing the Preferred Shares, as applicable, contain various provisions that limit Amaya’s ability to, among other things:

•	incur additional indebtedness or issue preferred shares;

•	pay dividends on, redeem or repurchase capital stock, redeem or repurchase subordinated debt or make other restricted payments;

•	make investments;

•	create liens;

•	sell assets;

•	enter into agreements that restrict dividends or other payments from its restricted subsidiaries to the Corporation;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’ assets;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.

A breach of any of these covenants could result in a default under one or more of these agreements. Upon the occurrence of an event of default under the Corporation’s secured credit facilities, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the Corporation were unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the Corporation’s credit facility accelerate the repayment of borrowings, Amaya cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on the Corporation’s business, liquidity and results of operation.

Amaya may not be able to generate sufficient cash flows to meet its debt service obligations.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance and the ability to generate cash from its operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond the Corporation’s control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in its industry. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, then it may be forced to reduce or delay activities and capital expenditures, sell assets, seek additional capital, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available, if at all, only on unattractive terms, leading to significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on the Corporation’s operations. Any required refinancing or restructuring may not be successful and may not permit the Corporation to meet its scheduled debt service obligations. In such circumstances, the Corporation could face inadequate liquidity and might be required to dispose of material assets or operations to meet debt service and other obligations.

Additionally, if the Corporation were to require additional debt financing, such additional debt could adversely affect, among other things:

•	its ability to expand its business, market its products and make investments and capital expenditures;

•	the cost and availability of funds from commercial lenders and other debt financing sources; and

•	the Corporation’s competitive position relative to its competitors with less debt.

Any default by the Corporation in timely meeting its debt service obligations would have a material adverse effect on its business, liquidity, operating results and financial condition.

Amaya’s outstanding credit facilities subject it to financial covenants which may limit its flexibility. Amaya is also exposed to the risk of increased interest rates.

The Corporation’s outstanding credit facilities subjects it to a number of financial covenants, including certain maximum leverage ratios. The Corporation’s failure or inability to comply with these covenants will cause an event of default, which, if not cured, could cause the entire outstanding borrowings under the relevant credit facility to become immediately due and payable. The credit facilities also include restrictions that may limit Amaya’s flexibility in planning for, or reacting to, changes in Amaya’s business and the industry.

The indebtedness under some of the Corporation’s senior secured credit facilities accrues interest at variable rates, which exposes the Corporation to interest rate risk. If interest rates increase, then the Corporation’s interest payment obligations under its variable rate indebtedness would increase, requiring that the Corporation use more of its available funds for the payment of debt service. Any increase in interests rates would reduce the Corporation’s cash flow available for, among other things, investment in and expansion of its business; and a significant increase in interest rates could have a material adverse effect on the Corporation’s business, results of operation and financial condition. Although the Corporation entered into the Swap Agreements on March 15, 2015, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to US$ exchange rate, there can be no assurance that the anticipated benefits will be realized and as such, the Corporation remains subject to the risk of increased interest rates described herein. See “General Development of the Business – Other Announcements”.

Risks Related to Amaya’s Business

The gaming and interactive entertainment industries are intensely competitive. Amaya faces competition from a growing number of companies and, if Amaya is unable to compete effectively, its business could be negatively impacted.

There is intense competition amongst gaming solution providers. There are a number of established, well-financed companies producing both land-based and online gaming and interactive entertainment products and systems that compete with the products of the Corporation. As some of the Corporation’s competitors have financial resources that are greater than Amaya’s, they may spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products than the Corporation, which could impact the Corporation’s ability to win new contracts and renew existing ones. Furthermore, new competitors may enter the Corporation’s key market areas. If the Corporation is unable to obtain significant market presence or if it loses market share to its competitors, the Corporation’s results of operations and future prospects would be materially adversely affected. There are many companies with already established relationships with third parties, including gaming operators, that are able to introduce directly competitive products and have the potential and resources to quickly develop competitive technologies. The Corporation’s success depends on its ability to develop new products and enhance existing products at prices and on terms that are attractive to its customers.

There has also been consolidation among the Corporation’s competitors in the gaming industry. Such consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive pricing models, gain a larger market share of customers, expand product offerings and broaden their geographic scope of operations.

Amaya’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

The online gaming and interactive entertainment industry, which includes social, casual and mobile gaming and interactive entertainment, is relatively new and continues to evolve. Whether these industries grow and whether Amaya’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming activities), taxation of gaming activities, data privacy laws and regulation and other factors that the Corporation is unable to predict and which are beyond the Corporation’s control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, and it is possible that competitors will be more successful than the Corporation at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation, the Corporation may become subject to additional compliance-related costs. Consequently, the Corporation cannot provide assurance that the Corporation’s online and interactive offerings will grow at the rates expected, or be successful in the long term.

Several companies have launched online social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino. If Amaya’s products do not obtain popularity or maintain popularity, or fail to grow in a manner that meets the Corporation’s expectations, Amaya’s results of operations and financial condition could be harmed.

Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products.

The gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances, including for land-based and online gaming products. As a result, the Corporation must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand. The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end user preferences as well as emerging technological trends. If the Corporation’s competitors develop new content and technologically innovative products, and Amaya fails to keep pace, its business could be adversely affected. Additionally, the introduction of products embodying new technology and the emergence of new industry standards can render the Corporation’s existing solutions obsolete and unmarketable and can exert price pressures on existing solutions. To remain competitive, the Corporation must invest resources towards its research and development efforts to introduce new and innovative products with dynamic features to attract new customers and retain existing customers. If the Corporation fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, it could lose business to its competitors, which would adversely affect the Corporation’s results of operations and financial position.

The Corporation intends to continue investing resources toward its research and development efforts. There is no assurance that its investments in research and development will lead to successful new technologies or timely new products. If a new product does not gain market acceptance, the Corporation’s business could be adversely affected. Most directly, if a product is unsuccessful, the Corporation could incur losses. Additionally, if the Corporation cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its business could be negatively impacted. There is no certainty that the Corporation’s new products will attain market acceptance or that its competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by the Corporation in introducing new products could negatively impact its operating results by providing an opportunity for its competitors to introduce new products and gain market share.

The Corporation cannot give assurance that it will successfully develop new products or enhance and improve its existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not render the Corporation’s products obsolete. Dynamic customer demand and technological advances often demand high levels of research and development expenditures in order to meet accelerated product introductions, and the life cycles of certain products may be short, which could adversely affect the Corporation’s operating results. In some cases, the Corporation’s new products and solutions may require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue. The Corporation’s inability to develop solutions that meet customer needs and compete successfully against competitors’ offerings could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Amaya’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact Amaya’s business and results of operations.

The demands of the Corporation’s customers, both in its B2B and B2C segments, are continually changing. There is constant pressure to develop and market new content and technologically innovative products. The Corporation’s revenues are dependent on the earning power and life span of its offerings; therefore, the Corporation faces continual pressure to design and deploy new and successful content and online offerings to maintain its revenue and remain competitive. The success of newly introduced technology and products is dependent on customer acceptance, as well as the reliability and performance of the Corporation’s products. In the B2B segment, customers will generally accept a new product only if the Corporation can show that it is likely to produce more revenue and net wins than the Corporation’s existing products and competitors’ products. In the B2C segment, the Corporation’s customers choose between its offerings and those of other online and mobile gaming and interactive entertainment developers and operators on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. If the Corporation’s products do not gain and retain customers’ acceptance, then its business and results of operations may be negatively and adversely affected.

The Corporation’s products are becoming more sophisticated, resulting in additional expenses and the increased potential for loss in the case of an unsuccessful product.

The Corporation’s newer products are generally technologically more sophisticated than its earlier products, and the Corporation must continually refine its development capabilities to meet the needs of its product innovation. If the Corporation cannot adapt its manufacturing and technological infrastructure to meet the needs of its product innovations, if it is unable to make upgrades to its development capacity in a timely manner or if it commits significant resources to upgrades for products that are ultimately unsuccessful, the business of the Corporation could be adversely affected. In addition, because of the sophistication of the Corporation’s newer products and the resources committed to their development, they are generally more expensive to produce. If the increase in the average price of these new products is not proportionate to the increase in development costs, in each case as compared to the Corporation’s prior products or, if the average cost of development does not go down over time, whether by reason of long-term customer acceptance, the Corporation’s ability to find greater efficiencies in the development process as it refines its development capabilities or a general decrease of the cost of the technology, the Corporation’s margins will suffer, which would adversely affect the Corporation’s operating results. Additionally, if one of the Corporation’s new products or platforms is ultimately unsuccessful, the Corporation may not be able to recover its investment in such products or platforms, resulting in losses.

Acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

The Corporation has grown significantly in recent years through acquisitions, in particular through the transformative Rational Group Acquisition. Currently, the Corporation anticipates that it may continue to make strategic acquisitions, some of which may be significant; however, the Corporation may not be able to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required consent of its lenders and therefore may not be able to complete such acquisitions or strategic investments. The Corporation may pay for acquisitions or strategic investments with its Common Shares or with convertible securities, which may dilute the ownership interests of its shareholders, or it may decide to pursue acquisitions with which the Corporation’s investors may not agree. In addition, acquisitions place significant demands on the Corporation’s operational and financial infrastructure, and, if the Corporation does not manage its growth effectively, its business, liquidity and operating results may be materially adversely affected. Additionally, acquisitions may expose the Corporation to operational challenges and risks, including:

•	the ability to profitably manage acquired businesses or successfully integrate the acquired business’ operations, financial reporting and accounting control systems into the Corporation’s business;

•	the expense of integrating acquired businesses;

•	increased indebtedness;

•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;

•	the availability of funding sufficient to meet increased capital needs;

•	diversion of management’s attention; and

•	the ability to retain or hire qualified personnel required for expanded operations.

In addition, acquired companies may have liabilities that the Corporation failed, or was unable, to discover in the course of performing due diligence investigations. The Corporation cannot be sure that the indemnification granted to it by sellers of acquired companies will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with businesses or properties the Corporation assumes upon consummation of an acquisition. The Corporation may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Corporation’s business. Failure to successfully manage the operational challenges and risks associated with, or resulting from, acquisitions could adversely affect the Corporation’s results of operations, cash flows and liquidity. Borrowings or issuances of convertible debt associated with these acquisitions may also result in higher levels of indebtedness which could impact the Corporation’s ability to service its debt within the scheduled repayment terms.

The Corporation could face considerable business and financial risks in investigating, completing and implementing acquisitions.

Part of the Corporation’s strategy has been and continues to be the pursuit of expansion and acquisition opportunities. The Corporation may incur significant expenses in connection with potential acquisitions, including those related to professional advisors and due diligence efforts; and there is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Acquisitions could result in potentially dilutive issuances of equity securities, significant expenditures of cash, the incurrence of debt and contingent liabilities or an increase in amortization expenses. In connection with any acquisitions, the Corporation could face significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations, including acquired assets, operations and personnel. Acquisitions may also provide to be less valuable than the price paid by the Corporation because of, among other things, a failure to realize anticipated benefits such as cost savings and revenue enhancements or because of the assumption of liabilities in an acquisition, including unforeseen or contingent liabilities in excess of the amounts estimated. An acquisition may not produce the revenues, earnings or business synergies the Corporation anticipates for a variety of reasons, including, without limitation: (i) the integration of the operations, financial reporting, internal controls, technologies, products and employees; (ii) potential impairments in acquired assets; (iii) entry into markets or acquisition of products or technologies with which Amaya has limited or no prior experience; (iv) expenses associated with any potential or unknown legal liabilities; and (v) management of worldwide operations and the exploitation of acquired intellectual property or the development, sale or lease of acquired products. In addition, there can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Corporation will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Corporation’s ability to succeed in implementing its acquisition strategy will depend significantly on whether management can identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may also disrupt Amaya’s ongoing business and distract management from other responsibilities. The risks associated with acquisitions could have a material adverse effect upon the Corporation’s business, financial condition and operating results.

Lengthy and variable sales cycle for the Corporation’s land-based products makes it difficult to forecast the timing of revenue from its B2B activities.

The sales cycle for the Corporation’s land-based products and services is variable, typically ranging from between a few weeks to several months and in some cases even longer, from the point of initial contact with a potential customer to the actual completion of a sale. It is difficult for the Corporation to forecast the timing of revenue from its activities because its customers typically invest substantial time, money and other resources researching their needs and available competitive alternatives before deciding to purchase the Corporation’s solutions. Typically, the larger the potential sale, the more time, money and other resources will be invested by customers. In addition, the Corporation may rely on its channel partners to sell its products to customers and, therefore, the Corporation’s sales efforts are vulnerable to delays at both the channel partner and the end-customer level. Unfavorable changes in the sales environment during such sales cycles, many of which are outside the control of the Corporation, including, without limitation, changes that could affect the size or timing of the order or even cause it to be cancelled, or that could have a materially adverse effect on the business, operating results and financial condition of the Corporation.

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

The Corporation depends on the services of its executive officers as well as its key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition. The Corporation’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and the Corporation cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Stock options comprise a significant component of key employee compensation, and if the Corporation’s Common Share price declines, it may be difficult to retain such individuals. Similarly, changes in the Corporation’s share price may hinder the Corporation’s ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. The Corporation’s inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect its future growth and profitability. The Corporation’s retention and recruiting may require significant increases in compensation expense, which would adversely affect the Corporation’s results of operation.

The leadership of Amaya’s chief executive officer, Mr. David Baazov, and other executive officers has been a critical element of the Corporation’s success. The departure, death or disability of Mr. Baazov or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on the Corporation’s business. Amaya’s other executive officers and other members of senior management have substantial experience and expertise in Amaya’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the Corporation. Amaya is not protected by key man or similar life insurance covering members of senior management, other than with respect to its Chairman and Chief Executive Officer, David Baazov.

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

The Corporation may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although Amaya maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all of the risks which the Corporation’s business and assets may be exposed. Should an uninsured loss (including a loss which is less than Amaya’s deductible) or loss in excess of insured limits occur, it could have a significant adverse impact on Amaya’s operations and revenues.

Amaya generally renews its insurance policies on an annual basis. If the cost of coverage becomes too high, Amaya may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount. Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause Amaya to elect to reduce its policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future Amaya may elect to not, or may be unable to, obtain any coverage for losses due to acts of terrorism.

Contract awards granted by lottery authorities are not necessarily extended and there is no assurance that the Corporation will be granted such contracts in the future.

With respect to the Corporation’s B2B segment, contract awards by lottery authorities are sometimes challenged by unsuccessful bidders, which can result in costly and protracted legal proceedings that can result in delayed implementation or cancellation of the award. Further, there can be no assurance that the Corporation’s current contracts will be extended or that it will be awarded new contracts as a result of competitive bidding processes in the future. The termination, expiration or failure to renew one or more of the Corporation’s contracts could cause it to lose substantial revenues, which could have an adverse effect on the Corporation’s ability to win or renew other contracts or pursue other growth initiatives.

New products may be subject to complex and dynamic revenue recognition standards, which could materially affect the Corporation’s financial results.

As the Corporation introduces new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with IFRS. Transactions may include multiple element arrangements, software components, and/or unique new product offerings, and applicable accounting principles or regulatory product approval delays could further change the timing of revenue recognition, which could adversely affect Amaya’s financial results for any given period.

The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The demand for entertainment and leisure activities tends to be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of the Corporation. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals visiting casinos, whether land-based or online, or otherwise engaging in entertainment and leisure activities. As a result, the Corporation cannot ensure that demand for its products or services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gambling. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce the Corporation’s online games, reducing the Corporation’s cash flows and revenues. If the Corporation experiences a significant unexpected decrease in demand for its products, it could incur losses.

Additionally, a general economic decline in the gaming industry and any difficulty or inability of the Corporation’s B2B customers to obtain adequate levels of capital to finance their ongoing operations may reduce their resources available to purchase Amaya’s B2B products and services or affect Amaya’s ability to collect outstanding receivables, which would adversely affect the Corporation’s revenues.

Changes in ownership of customers or consolidations within the gaming industry may negatively impact pricing and lead to downward pricing pressures which could reduce revenue.

A decline in demand for the Corporation’s products in the gaming industry could adversely affect its business. Demand for the Corporation’s products is driven primarily by the replacement of existing products as well as the expansion of existing online gaming, casinos (online and land-based) and the expansion of new channels of distribution, such as mobile gaming. Because repeat customers form a portion of the Corporation’s sales, its business could be affected if one of its customers is sold to or merges with another entity that utilizes the products and services of one of the Corporation’s competitors or that reduces spending on its products or causes downward pricing measures. Such consolidations could lead to order cancellation or negatively impact pricing and purchasing decisions or results in the removal of some or all of the Corporation’s products. Additionally, consolidation within the online poker market could result in the Corporation facing competition from larger combined entities, which may benefit from greater resources and economies of scale. Also, any fragmentation within the industry creating a number of smaller, independent operators with fewer resources could also adversely affect the Corporation’s business as these operators might cause a further slowdown in the replacement cycle for the Corporation’s products or otherwise adjust the number and frequency of orders they place with the Corporation to save money.

Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

From time to time, Amaya may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of consumer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend Amaya against claims by third parties, or to enforce any rights that Amaya may have against third parties, may be necessary, which could result in substantial costs and diversion of Amaya’s resources, causing a material adverse effect on its business, financial condition and results of operations. Although the Corporation is not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against the Corporation, given the nature of its business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against the Corporation for amounts in excess of management’s expectations, the Corporation’s results of operations and financial condition could be materially adversely affected. See “Legal Proceedings”.

The Corporation relies on its internal marketing and branding function, as well as its relationship with ambassadors, distributors, service providers and channel partners to promote its products and generate revenue, and the failure to maintain and develop these relationships could adversely affect the business and financial condition of the Corporation.

The Corporation is dependent upon its internal marketing and branding function as well as its ability to establish and develop new relationships and to build on existing relationships with ambassadors, distributors and service providers on which it relies to promote and, at time sell its current and future products and services. The Corporation cannot provide assurance that it will be successful in maintaining or advancing such internal function or relationship. In addition, the Corporation cannot provide assurance that its distributors and service providers will act in a manner that will promote the success of the Corporation’s products and services. Failure by its internal marketing and branding function or channel partners to promote and support the Corporation’s products and services or failure by the Corporation to establish and develop new relationships and to build on existing relationships with ambassadors, distributors and service providers, could adversely affect the Corporation’s business, results of operations and financial condition. Even if the Corporation is successful in maintaining or advancing such internal function or establishing and developing new relationships and in building on existing relationships with distributors or service providers, there is no guarantee that this will result in a growth in revenue.

Moreover, if some of the Corporation’s competitors offer their products and services to distributors on more favorable terms or have more products or services available to meet their needs, there may be pressure on the Corporation to reduce the price of its products or services, failing which the Corporation’s distributors and service providers may stop carrying its products or services or de-emphasize the sale of its products and services in favor of the products and services of competitors.

Risks Related to International Operations

The risks related to international operations, in particular in countries outside of the United States and Canada, could negatively affect the Corporation’s results.

A significant portion of the Corporation’s operations are conducted in foreign jurisdictions including, but not limited to: Native American Tribal jurisdictions with sovereign immunity, various U.S. states, Malta, and other members of the European Union. For the year ended December 31, 2014, the Corporation derived more than 95% of its revenue from transactions denominated in currencies other than the Canadian dollar, and the Corporation expects that receivables with respect to foreign sales will continue to account for a significant majority of its total accounts and receivables outstanding. As such, the Corporation’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Corporation, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in gaming policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the Corporation’s online operations, adverse changes in the creditworthiness of parties with whom the Corporation has significant receivables or forward currency exchange contracts, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation’s operations are conducted. The Corporation’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Corporation’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

The Corporation’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the Corporation’s operations in a foreign jurisdiction where it conducts its business, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Corporation’s activities in foreign jurisdictions could be substantially affected by factors beyond the Corporation’s control, any of which could have a material adverse effect on it. The Corporation believes that management’s experience to date in commercializing its products and solutions in Europe and the Caribbean may be of assistance in helping to reduce these risks. Some countries in which the Corporation may operate may be considered politically and economically unstable.

Doing business in the industries in which the Corporation operates often requires compliance with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities. In some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management of the Corporation is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase Amaya’s cost of doing business or affect its operations in any area.

Amaya may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that Amaya has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of Amaya.

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

For the year ended December 31, 2014, the Corporation derived in excess of 95% of its revenues in currencies other than the Canadian dollar; however, a substantial portion of the Corporation’s operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies may have a material adverse effect on the Corporation’s business, financial condition and operating results. The Corporation’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than Canadian dollars and from the translation of foreign-currency-denominated balance sheet accounts into Canadian dollar-denominated balance sheet accounts. The Corporation is exposed to currency exchange rate fluctuations because portions of its revenue and expenses are denominated in currencies other than the Canadian dollar, particularly the Euro. In particular, uncertainty regarding economic conditions in Europe and the debt crisis affecting certain countries in the European Union pose risk to the stability of the Euro. Exchange rate fluctuations could adversely affect the Corporation’s operating results and cash flows and the value of its assets outside of Canada. If a foreign currency is devalued in a jurisdiction in which the Corporation is paid in such currency, then the Corporation’s customers may be required to pay higher amounts for the Corporation’s products, which they may be unable or unwilling to pay.

While the Corporation may enter into forward currency swaps and other derivative instruments intended to mitigate the foreign currency exchange risk, there can be no assurance the Corporation will do so or that any instruments that the Corporation enters into will successfully mitigate such risk. If the Corporation enters into foreign currency forward or other hedging contracts, the Corporation would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and the Corporation may be unable to take action to protect its exposure. In the event of a counterparty default, the Corporation could lose the benefit of its hedging contract, which may harm its business and financial condition. In the event that one or more of the Corporation’s counterparties becomes insolvent or files for bankruptcy, its ability to eventually recover any benefit lost as a result of that counterparty’s default may be limited by the liquidity of the counterparty. The Corporation expects that it will not be able to hedge all of its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and the Corporation’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the Corporation’s liquidity and results of operations. Although the Corporation entered into the Swap Agreements on March 15, 2015, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to US$ exchange rate, there can be no assurance that the anticipated benefits will be realized and as such, the Corporation remains subject to foreign exchange and currency risks described herein. See “General Development of the Business – Other Announcements”.

The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

The Corporation must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian Governments. Changes in trade sanctions laws may restrict the Corporation’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities. The Corporation is also subject to the U.S. Foreign Corrupt Practices Act, referred to as the FCPA, and other anti-bribery laws that generally prohibit the offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business.

The Corporation’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of various governments worldwide. The Corporation has implemented safeguards and policies to discourage practices by its employees and agents that would violate the FCPA and other applicable laws. However, Amaya cannot ensure that its compliance controls, policies, and procedures will in every instance protect the Corporation from acts committed by its employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which Amaya operates.

Violations of these laws and regulations could result in significant fines, criminal sanctions against Amaya, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of its business and its inability to market and sell the Corporation’s products in one or more countries. Additionally, any such violations could materially damage the Corporation’s reputation, brand, international expansion efforts, ability to attract and retain employees and the Corporation’s business, prospects, operating results and financial condition.

Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Corporation, limit its use of information, and adversely affect its business.

Personal privacy has become a significant issue in the United States, Europe, and many other countries in which the Corporation operates. Many federal, state, and foreign legislatures and government agencies have imposed or are considering imposing restrictions and requirements about the collection, use, and disclosure of personal information obtained from individuals. Changes to laws or regulations affecting privacy could impose additional costs and liability on the Corporation and could limit its use of such information to add value for customers. If the Corporation were required to change its business activities or revise or eliminate services, or to implement burdensome compliance measures, its business and results of operations could be harmed. In addition, the Corporation may be subject to fines, penalties, and potential litigation if it fails to comply with applicable privacy regulations, any of which could adversely affect the Corporation’s business, liquidity and results of operation.

The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

Amaya, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt operations. Any serious disruption at any of Amaya’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on Amaya’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of Amaya’s facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause Amaya to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While Amaya insures against certain business interruption risks, such insurance may not adequately compensate Amaya for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of Amaya’s customers or suppliers may adversely affect its business, results of operations or financial condition.

Risks Related to Regulation

The gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations.

The gaming industry is subject to extensive scrutiny and regulation at all levels of government, both domestic and foreign, including but not limited to, federal, state, provincial, local, and in some instances, tribal authorities. While the regulatory requirements vary by jurisdiction, most require:

•	licenses and/or permits;

•	findings of suitability;

•	documentation of qualifications, including evidence of financial stability; and

•	other required approvals for companies who operate in online gaming or manufacture or distribute gaming equipment and services, including but not limited to approvals for new products.

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Corporation’s eligibility for a license in another jurisdiction. The Corporation may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process which could adversely affect its operations. The finding of suitability process may be expensive and time-consuming. The Corporation’s delay or failure to obtain licenses and approvals in any jurisdiction may prevent it from distributing its solutions and generating revenues. A gaming regulatory body may refuse to issue or renew a registration if the Corporation, or one of its directors, officers, employees or associates: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a registration requirement, (iii) has breached or is in breach of a condition of registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for registration or in reply to an enquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar registration in another jurisdiction, (vi) has held a similar registration, or license in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada and the United States that calls into question the Corporation’s honesty or integrity or the honesty or integrity of one of its directors, officers, employees or associates.

Additionally, the Corporation’s solutions must be approved in most jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A manufacturer of gaming solutions may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its gaming solutions by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, that Amaya may not obtain either of them. If the Corporation fails to obtain the necessary certification, registration, license, approval or finding of suitability in a given jurisdiction, it would likely be prohibited from distributing its solutions in that particular jurisdiction altogether. If the Corporation fails to seek, does not receive, or receives a revocation of a license in a particular jurisdiction for its games and gaming machines, hardware or software, then it cannot sell, service or place on a participation or leased basis or license its products in that jurisdiction and its issued licenses in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Corporation may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for the Corporation’s solutions. If the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects. To the extent new gaming jurisdictions are established or expanded, the Corporation cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business in line with the growth of existing jurisdictions. As the Corporation enters into new markets, it may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If the Corporation is unable to effectively develop and operate within these new markets, then its business, operating results and financial condition could be impaired. See “Business of the Corporation – Regulatory Environment”. The Corporation’s failure to obtain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business.

To expand into new jurisdictions, the Corporation may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect the Corporation’s opportunities for growth or delay its ability to recognize revenue from the sale or installation of products in any such jurisdictions.

The Corporation is subject to regulation affecting Internet gaming which varies from one jurisdiction to another and future legislative and court proceedings pertaining to Internet gaming may have a material impact on the operations and financial results of Amaya.

The Corporation and its licensees are subject to applicable laws in the jurisdictions in which they operate. Some countries have introduced regulations attempting to restrict or prohibit Internet gaming, while others have taken the position that Internet gaming should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the U.K. and other European countries such as Malta, Alderney and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other countries, including Canada and the United States have, or are in the process of implementing, regimes which permit only the targeting of the domestic market provided a local license is obtained and local taxes accounted for. Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.

Future legislative and court decisions may have a material impact on the operations and financial results. There is a risk that governmental authorities may view the Corporation or its licensees as having violated their local laws, despite, particularly with respect to the B2B business, Amaya’s contractual requirement that each of its licensees be licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities incumbent monopoly providers, or private individuals, could be initiated against the Corporation, its licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon the Corporation or its licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition as well as impact upon the Corporation’s reputation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Corporation’s business to legislate or regulate various aspects of the Internet or the online gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Corporation’s business, financial condition and results of operations, either as a result of the Corporation’s determining that a jurisdiction should be blocked, or because a local license may be costly for the Corporation or its licensees to obtain and/or such licenses may contain other commercially undesirable conditions.

The Corporation may not be able to capitalize on the expansion of online or other forms of interactive gaming or other trends and changes in the gaming industry, including due to laws and regulations governing these industries.

The Corporation participates in the new and evolving interactive gaming industry through its online, social and mobile products. The Corporation intends to take advantage of the liberalization of online and mobile gaming, both within the U.S. and internationally; however, expansion of online and mobile gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online and mobile gaming and the Corporation’s interactive products and services may be affected by future developments in social networks, including Facebook, mobile platforms, regulatory developments, data privacy laws and other factors that the Corporation is unable to predict and are beyond its control. Consequently, the Corporation’s future operating results relating to its online gaming products and services are difficult to predict, and Amaya cannot provide assurance that its products and services will grow at expected rates or be successful in the long term.

Additionally, the Corporation’s ability to successfully pursue its interactive gaming strategy depends on the laws and regulations relating to wagering through interactive channels. In the United States, until recently, there was uncertainty as to whether the Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the internet if the transmissions over the internet during the transaction crossed state lines. In late 2011, the Office of Legal Counsel of the U.S. Department of Justice (“DOJ”) issued an opinion to the effect that state lottery ticket sales over the internet to in-state adults do not violate the Federal Wire Act. The opinion provided an impetus for states to authorize forms of interactive lottery or interactive gaming in order to generate additional revenue. However, to the extent states wish to pursue interactive gaming, such states may be required or otherwise deem it advisable to enact enabling legislation or new regulations addressing the sale of lottery tickets or the offering of other forms of gaming through interactive channels, such as the actions taken by Delaware, Nevada and New Jersey to authorize various forms of internet gaming.

Despite the 2011 DOJ opinion, there are still significant forces working to limit or prohibit interactive lottery and gaming in the U.S. On February 4, 2015, Representative Jason Chaffetz introduced the Restoration of America’s Wire Act (“RAWA”) in the U.S. House of Representatives. As proposed, RAWA would revise the Federal Wire Act to ban most forms of online gambling, including sports betting, online poker, online casino games, fantasy sports and other activities. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on the Corporation’s ability to pursue its interactive strategy in the United States.

Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The corporation cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

The Corporation’s ability to operate in its existing land-based or online jurisdictions or expand in new land-based or online jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

Changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, all with respect to land-based and online gaming activities, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business, which would harm its operating results and financial condition. Furthermore, gaming regulatory bodies may from time to time amend the various disclosures and reporting requirements. If the Corporation fails to comply with any existing or future disclosure or reporting requirements, the regulators may take action against the Corporation which could ultimately include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses and other disciplinary action. It cannot be assured that the Corporation will be able to adequately adjust to such potential changes. Additionally, evolving laws and regulations regarding data privacy, cybersecurity and anti-money laundering could adversely impact opportunities for growth in Amaya’s online business, and could result in additional compliance-related costs.

Public opinion can also exert a significant influence over the regulation of the gaming industry. A negative shift in the public’s perception of gaming could affect future legislation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize gaming, thereby limiting the number of new jurisdictions into which the Corporation could expand. Negative public perception could also lead to new restrictions on or to the prohibition of gaming in jurisdictions in which the Corporation currently operates.

Potential changes to the Class II regulatory scheme may cause the Corporation to modify its Class II games which may result in the Corporation’s products becoming less competitive.

The Corporation’s Native American tribal customers that operate Class II games under the IGRA are subject to regulation by the NIGC. Any required conversion of games pursuant to changing regulatory schemes could cause a disruption to the Corporation’s business. In addition, the Corporation could lose market share to competitors who offer games that do not appear to comply with published regulatory restrictions on Class II games and therefore offer features not available in the Corporation’s products.

Regulations that may be adopted with respect to the Internet and electronic commerce may decrease the growth in the use of the Internet and lead to the decrease in the demand for Amaya’s products and services.

In addition to regulations pertaining to the gaming industry in general and specifically to online gaming, the Corporation may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for Amaya’s products and services, increase Amaya’s cost of doing business or could otherwise have a material adverse effect on Amaya’s business, revenues, operating results and financial condition.

Amaya’s shareholders are subject to extensive governmental regulation and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

In many jurisdictions, gaming laws can require any of the Corporation’s shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Furthermore, any person required by a gaming authority to be found suitable, who is found unsuitable by the gaming authority, may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offence. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

On July 30, 2014 the Corporation’s shareholders approved amendments to the Corporation’s articles to include certain provisions to ensure that the Corporation complies with applicable gaming regulations. These amendments were effected in November 2014 and provide, among other things, that the Corporation shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem Common Shares held by an unsuitable person. Such redemption rights may negatively affect the trading price of the Common Shares and may negatively affect the liquidity of the Common Shares.

Current environmental laws and regulations, or those enacted in the future, could result in additional liabilities and costs.

The manufacturing of the Corporation’s products may require the use of materials that are subject to a variety of environmental, health and safety laws and regulations (such as climate change legislation). Compliance with these laws could increase Amaya’s costs and impact the availability of components required to manufacture its products. Violation of these laws may subject Amaya to significant fines, penalties or disposal costs, which could negatively impact its results of operations, financial position or cash flows.

Risks Related to the Corporation’s Intellectual Property and Technology

Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can however take many years to issue and the Corporation can provide no assurance that any of these patents will be issued at all. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its solutions or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the Corporation’s solutions. Even if pending patents are issued to the Corporation, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies. The Corporation’s success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its proprietary technologies, intellectual property and other game innovations and if the granted patents are challenged, protection may be lost. The Corporation may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for Amaya or that Amaya’s intellectual property will not be successfully challenged or circumvented by competitors.

Source codes for Amaya’s technology may also receive protection under international copyright laws. However, for many third parties who intend to use Amaya source codes without Amaya’s consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, Amaya may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

The Corporation also relies on trade secrets, ideas and proprietary know-how. Although the Corporation generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honoured. If these agreements are breached, it is unlikely that the remedies available to the Corporation will be sufficient to compensate it for the damages suffered. In spite of confidentiality agreements and other methods of protecting trade secrets, the Corporation’s proprietary information could become known to or independently developed by competitors. If the Corporation fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and the Corporation may not be able to detect infringement or misappropriation of its proprietary rights. Although the Corporation intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Corporation may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of the Corporation’s success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of the Corporation’s revenues is generated from products using certain intellectual property rights, and Amaya’s operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of the Corporation’s cybersecurity efforts.

A significant portion of the Corporation’s revenues is generated from products using certain intellectual property rights, and Amaya’s operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of the Corporation’s cybersecurity efforts.

Further, the Corporation’s competitors have been granted patents protecting various gaming products and solutions features, including systems, methods and designs. If the Corporation’s products and solutions employ these processes, or other subject matter that is claimed under its competitors’ patents, or if other companies obtain patents claiming subject matter that the Corporation uses, those companies may bring infringement actions against it. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Corporation is unaware, which might later result in issued patents that the Corporation’s products and solutions may infringe. There can be no assurance that the Corporation’s products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent. If any of the Corporation’s products and solutions infringes a valid patent, the Corporation may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require Amaya to pay substantial royalties, which could in turn force Amaya to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, the Corporation may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force the Corporation to withdraw its product or services from the market.

The Corporation may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and the Corporation’s products, branding or associated marketing materials may be found to have infringed existing third party rights. When any third party infringement occurs, the Corporation may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require Amaya to pay substantial royalties.

It is also possible that the validity of any of Amaya’s intellectual property rights might be challenged either in standalone proceedings or as part of infringement claims. There can be no assurance that Amaya’s intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions in which Amaya has rights could negatively affect the validity or enforceability of the Corporation’s current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of Amaya’s products. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, the Corporation’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada, Europe or the United States. The Corporation’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and the Corporation may not have the financial and human resources to defend itself against any infringement suits that may be brought against Amaya. Litigation can also distract management from day-to-day operations of the business.

In addition, the Corporation’s business is dependent in part on the intellectual property of third parties. For example, the Corporation licenses trademarks and other intellectual property from third parties for use in its gaming products. The future success of the Corporation may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If the Corporation is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Compromises of the Corporation’s systems or unauthorized access to confidential information or Amaya’s customers’ personal information could materially harm Amaya’s reputation and business.

Amaya collects and stores confidential, personal information relating to its customers for various business purposes, including marketing and financial purposes, and credit card information for processing payments. For example, the Corporation handles, collects and stores personal information in connection with its online gaming products. The Corporation may share this personal and confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of Amaya’s business or for marketing purposes. The Corporation’s collection and use of personal data is governed by federal, state and provincial laws and regulations as well as the applicable laws and regulations in other countries in which it operates. Privacy law is an area that changes often and varies significantly by jurisdiction. Amaya may incur significant costs in order to ensure compliance with the various privacy requirements. In addition, privacy laws and regulations may limit Amaya’s ability to market to its customers.

Amaya assesses and monitors the security of collection, storage and transmission of customer information on an ongoing basis. See “Technology Infrastructure and Research and Development”. Amaya utilizes commercially available software and technologies to monitor, assess and secure its network. However, the systems currently used for transmissions and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not Amaya. Although Amaya has taken steps designed to safeguard its customers’ confidential personal information, its network and other systems and those of third parties, such as service providers, could be compromised by a third party breach of Amaya’s system’s security or that of a third party provider or as a result of purposeful or accidental actions of third parties, Amaya’s employees or those employees of a third party. Advances in computer and software capabilities and encryption technology, new tools and other developments may increase the risk of such a breach. As a result of any security breach, customer information or other proprietary data may be accessed or transmitted by or to a third party. Despite these measures, there can be no assurance that Amaya is adequately protecting its customers’ information.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of Amaya’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt Amaya’s operations, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on Amaya’s business, revenues, financial conditions and operations.

Service interruptions of Internet service providers could impair the Corporation’s ability to carry on its business.

Most of the Corporation’s customers and some of the Corporation’s licensees rely on Internet service providers to allow the Corporation’s customers or its licensees’ customers and servers to communicate with each other. If Internet service providers experience service interruptions, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. In addition, the Corporation’s ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, the Corporation continuously seeks to strengthen and enhance its current facilities and the capability of its system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in the Corporation’s online services and products and e-commerce services, could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

There is a risk that the Corporation’s network systems will be unable to meet the growing demand for its online products.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industry and the Corporation’s customers.

The Internet’s viability as a medium for products and services offered by the Corporation could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of the Corporation’s products and services depend on Internet service providers, online service providers and the Corporation’s system infrastructure for access to the Corporation’s or its licensees’ products and services. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. The Corporation’s licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, the Corporation may not be able to meet service levels that it has contracted for, putting it in breach of contractual commitments, which in turn could materially adversely affect the Corporation’s business, revenues, operating results and financial condition.

Systems, network or telecommunications failures or cyber-attacks may disrupt the Corporation’s business and have an adverse effect on Amaya’s results of operations.

Any disruption in the Corporation’s network or telecommunications services could affect the Corporation’s ability to operate its games and online offerings, which would result in reduced revenues and customer down time. The Corporation’s network and databases of business or customer information, including intellectual property, trade secrets, and other proprietary business information and those of third parties Amaya utilizes, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks and similar events, including inadvertent dissemination of information due to increased use of social media. Despite implementation of network security measures and data protection safeguards by Amaya, including a disaster recovery strategy for back office systems, the Corporation’s servers and computer resources are vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with the Corporation’s computer systems, or those of third parties Amaya utilizes, in any such event could result in a wide range of negative outcomes, including devaluation of the Corporation’s intellectual property, increased expenditures on data security, and costly litigation, and can have a material adverse effect on the Corporation’s business, revenues, reputation, operating results and financial condition.

Amaya’s land-based products and online operations may experience losses due to technical problems or fraudulent activities.

The Corporation’s products and solutions are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. The Corporation may not discover such defects or errors until after a product or solution has been released and used by its end-customers. Defects and errors in the Corporation’s products and solutions could materially and adversely affect the Corporation’s reputation, result in significant costs to it, delay planned release dates and impair its ability to sell its products in the future. The costs incurred in correcting any product or solution defects or errors may be substantial and could adversely affect the Corporation’s operating margins. Furthermore, there can be no assurance that the Corporation’s efforts to monitor, develop, modify and implement appropriate test and processes for the Corporation’s products or solutions will be sufficient to permit it to avoid a rate of failure in its products or solutions that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation may also be subject to claims that its products or solutions are defective or that some function or malfunction of its products caused or contributed to damages. The Corporation attempts to minimize this risk by incorporating provisions into its standard agreements that are designed to limit the Corporation’s exposure to potential claims of liability, in addition to maintaining an errors and omissions insurance policy. No assurance can be given that all claims will be barred by the contractual provisions limiting liability or that the provisions will be enforceable. The Corporation may be liable for an unforeseen failure regarding the use of its products or services. A significant liability claim against the Corporation could have a materially adverse effect on its operating results and financial position.

The Corporation’s success depends on its ability to avoid, detect, replicate and correct software and hardware errors and fraudulent manipulation of the Corporation’s gaming machines, systems, and online offerings. The Corporation incorporates security features into the design of its gaming machines and software and other systems which are designed to prevent the Corporation and its customers from being defrauded. However, there can be no guarantee that the Corporation’s security features will continue to be effective in the future. If the Corporation’s security systems fail to prevent fraud, the Corporation’s operating results could be adversely affected. Additionally, if third parties breach the Corporation’s security systems and defraud the Corporation’s customers, the public may lose confidence in the Corporation’s products and online operations and the Corporation could become subject to legal claims by its customers or to investigation by applicable regulatory authorities.

Games, online gaming and gaming machines may also be replaced by land-based or online casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators. The occurrence of fraudulent manipulation of the Corporation’s games, gaming machines, online gaming software or systems may give rise to claims for lost revenues and related litigation by the Corporation’s customers and may subject the Corporation to investigation or other action by gaming regulatory authorities including suspension or revocation of the Corporation’s gaming licenses, or disciplinary action.

Amaya’s customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees of the Corporation. Internal acts of cheating could also be conducted by employees through collusion with programmers and other personnel. Failure to discover such acts or schemes in a timely manner could result in losses in Amaya’s operations. In addition, negative publicity related to such schemes could have an adverse effect on Amaya’s reputation, potentially causing a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flow.

Risks Related to the Corporation’s Common Shares

The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

The Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of its liquidation, dissolution or winding-up. If the Corporation voluntarily or involuntarily liquidates, dissolves or winds-up, no distribution of its assets may be made to holders of Common Shares until the Corporation has paid to holders of the Preferred Shares a liquidation preference equal to the greater of (i) $1,000 per Preferred Share, which is the initial liquidation preference, multiplied by an adjustment factor calculated by dividing the Conversion Ratio (as defined below) then in effect by 41.67, which is the initial Conversion Ratio; and (ii) the amount that a holder of Preferred Shares would have been entitled to receive if the Preferred Shares were converted into Common Shares immediately prior to the liquidation.

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

Certain provisions of the Preferred Shares could make it more difficult or more expensive for a third party to acquire the Corporation. For example, if a fundamental change were to occur, holders of the Preferred Shares may have the right to convert their Preferred Shares, in whole or in part, at an increased conversion rate and will also be entitled to receive a fundamental change make-whole amount. These features of the Preferred Shares could increase the cost of acquiring the Corporation or otherwise discourage a third party from acquiring it.

The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

Provisions in the Corporation’s bylaws may frustrate or prevent any attempts by the Corporation’s shareholders to replace or remove current management by making it more difficult for shareholders to remove Amaya’s directors. These charter provisions could make the removal of management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of the Corporation, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales or the possibility of future sales of a substantial amount of the Corporation’s Common Shares may depress the price of the Corporation’s Common Shares.

Future sales or the availability for sale of substantial amounts Common shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair Amaya’s ability to raise capital through future sales of equity securities.

The Corporation cannot predict the size of future issuances of its Common Shares or other securities or the effect, if any, that future issuances of Common Shares or other securities of the Corporation will have on the market price of the Common Shares. Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for Common Share.

The price and trading volume of the Common Shares may fluctuate significantly.

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of the Common Shares may fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell their shares. The market price for Common Shares could fluctuate significantly for various reasons, including:

•	the Corporation’s operating and financial performance;

•	the Corporation’s quarterly or annual earnings, or those of other companies in Amaya’s industry;

•	conditions that impact demand for the Corporation’s products and services;

•	the public’s reaction to Amaya’s press releases, other public announcements and filings with securities authorities;

•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;

•	market and industry perception of the Corporation’s success, or lack thereof, in pursuing Amaya’s growth strategy;

•	strategic actions by Amaya or its competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation, including gaming taxes;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	changes in Amaya’s capital structure;

•	sale of Common Shares by the Corporation or by members of the management team;

•	the expiration of contractual lockup agreements; and

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with Amaya, and these fluctuations could materially reduce the Common Share price.

Because Amaya has not paid dividends since its initial public offering and does not anticipate paying dividends on its Common Shares in the foreseeable future, holders of Common Shares should not expect to receive dividends on Common Shares.

The Corporation has no present plans to pay cash dividends to its shareholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Corporation is within the discretion of the Board and will depend on the Corporation’s earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

The Corporation’s Chairman and Chief Executive Officer, GSO and BlackRock, each individually and collectively, own a significant amount of the Corporation’s voting shares and may be able to exert influence over matters requiring shareholder approval in the future.

As of March 30, 2015, Mr. Baazov, GSO and BlackRock beneficially owned or had control over 12%, 19.3% and 9.11%, respectively, of Amaya’s outstanding shares on a fully-diluted basis. As a result, each individually and collectively may be able to exercise significant influence over any matter requiring shareholder approval in the future.

DIVIDENDS

The Corporation has never declared or paid any dividend. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any dividend in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend upon many factors, including, without limitation, the Corporation’s results of operations, capital requirements and other factors as the Board may deem relevant, and any restrictions under applicable laws or its articles.

DESCRIPTION OF CAPITAL STRUCTURE

Amaya’s authorized share capital consists as of the date hereof of an unlimited number of Common Shares and 1,139,249 Preferred Shares. As of the date hereof, there are a total of (i) 133,165,366 Common Shares issued and outstanding, (ii) 1,139,249 Preferred Shares issued and outstanding, (iii) 359,950 2015 Warrants issued and outstanding, (iii) 597,749 2016 Warrants issued and outstanding, and (iv) 9,630,305 options to purchase Common Shares issued under the Corporation’s share option plan, of which 2,656,583 were exercisable. For more information on the 2015 Warrants and 2016 Warrants, see “General Development of the Business - Financings and Capital Markets Activities”. For more information on our options and stock option plan, see “Market for Securities – Prior Sales” and the 2014 Management Information Circular, which is available on SEDAR at www.sedar.com.

In addition to the foregoing, during the year ended December 31, 2014, Amaya granted the CJ Warrants to purchase 4,000,000 Common Shares to the lenders under the New CJ Facilities. The CJ Warrants entitle the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time until the ten-year anniversary of the closing date of the New CJ Facilities. In connection with the closing of the Rational Group Acquisition, the Corporation also granted the GSO Warrants and BlackRock Warrants to each of GSO and BlackRock, respectively, which are exercisable for an aggregate of 12,750,000 Common Shares at a price per Common Share equal to $0.01 at any time until the ten-year anniversary of the Rational Group Acquisition Closing Date. For more information on the CJ Warrants, GSO Warrants and BlackRock Warrants, see “General Development of the Business – Financings and Capital Markets Activities”.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to the shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any preferred shares, non-cumulative annual dividends if, as and when declared by the Board. There are no fixed dates or time limits on payment of dividends on shares of the Corporation. Holders of Common Shares do not have any pre-emptive rights or other rights to subscribe for additional shares, or any conversion rights. In the event of liquidation, dissolution or winding-up of the Corporation, the net assets of the Corporation available for distribution to its shareholders will be distributed rateably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Corporation’s then issued and outstanding preferred shares.

On July 30, 2014, the Corporation’s shareholders authorized the creation of gaming provisions affecting the Common Shares in order to facilitate compliance with gaming regulations (the “Gaming Provisions”). The Gaming Provisions became effective on November 28, 2014 pursuant to articles of amendment to the Corporation’s articles filed on the same date. The purpose of the Gaming Provisions is to protect the Corporation from the consequences of having a shareholder (an “Unsuitable Person”) whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from or otherwise comply with the requirements of a gaming regulatory authority may result in the loss, suspension, revocation of, (or similar action) with respect to any license, permit, authorization, waiver or other gaming regulatory approval held by the Corporation, or the denial of any license, permit, authorization, waiver or other gaming regulatory approval sought by the Corporation, in each case as determined by the Board, in its sole discretion, after consultation with legal counsel and the applicable gaming regulatory authority. The Gaming Provisions provide the Corporation with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. This redemption right is required for the Corporation to comply with regulation in various jurisdictions where Amaya does business or is expected to do business, which prohibit Unsuitable Persons from holding shares of a corporation that require a gaming license to operate. The Gaming Provisions require individuals who plan to, either on their own or as part of a group acting in concert, acquire or dispose of 5% or more of Common Shares, to provide advance written notice to the Corporation prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Corporation may not be able to exercise its redemption rights in full or at all. Under the QBCA, a corporation may not make any payment to redeem shares if the payment would cause the corporation to be unable to pay its liabilities as they become due or if making the payment would cause the corporation to be unable to pay, when due, the entire redemption price of its redeemable shares. Furthermore, Amaya may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

Preferred Shares

In connection with its financing of the Rational Group Acquisition, on August 1, 2014, the Corporation issued US$1.05 billion of Preferred Shares. The Preferred Shares were issued at an offering price of $1,000.00 per Preferred Share. Each Preferred Share is convertible at the holder’s option at any time in whole or in part, initially into 41.67 Common Shares (the “Conversion Ratio”), based on an initial conversion price of $24.00 per Common Share (the “Initial Conversion Price”), subject to adjustments. Based on the Initial Conversion Price, approximately 47,473,167 Common Shares would be issuable upon the conversion of all of the Preferred Shares as of December 31, 2014. The Preferred Shares rank senior to the Common Shares in receiving payment of their liquidation preference (which is initially $1,000 per Preferred Share, subject to adjustments to the Conversion Ratio), upon the liquidation, winding up or dissolution of the Corporation or in any other distribution of substantially all of its assets (a “Liquidation”), are not entitled to receive dividends and have no voting rights except for amendments to the terms of the Preferred Shares or as otherwise required under applicable laws. The Conversion Ratio, representing the number of Common Shares that will be issued to a holder of Preferred Shares for each Preferred Share upon exercise of the conversion right, will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03.

Amaya cannot force a mandatory conversion of the Preferred Shares until August 1, 2017. Thereafter, however, Amaya may give notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

The Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below market equity issuances or rights, options or warrant issuance, tender offer or exchange offer payments, and reorganization events. In addition, upon a “fundamental change”, additional Common Shares may be issuable to holders of Preferred Shares as a premium. “Fundamental change” events include:

•	a person or group (other than Amaya, its subsidiaries, GSO, BlackRock or any owner of 10% or more of the Common Shares as of August 1, 2014) becoming the beneficial owner of more than 50% of voting power for the election of Amaya’s directors;

•	the consummation of a (i) recapitalization in which Common Shares are converted into or exchanged for other securities or assets; (ii) share exchange or merger in which Common Shares convert into cash, securities, other property; or (iii) sale, lease or other transfer of all or substantially all of Amaya’s assets to a third party (other than an Amaya subsidiary);

•	Common Shares being delisted from any of the TSX, New York Stock Exchange (“NYSE”), NASDAQ or LSE, if then listed on any such exchange; or

•	Amaya’s shareholders approving a Liquidation.

Under the terms of the Preferred Shares, for so long as each of GSO and BlackRock holds 50% or more of the Preferred Shares issued to it on August 1, 2014, Amaya undertakes:

•	not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Preferred Share terms) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Preferred Share terms);

•	not to issue equity securities ranking equal or superior to the Preferred Shares;

•	not to make acquisitions that (i) individually exceed US$250.0 million, or (ii) since August 1, 2014, total US$500.0 million or more (subject to specified ordinary course of business and consent exceptions);

•	(i) not to require a mandatory conversion of Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

•	to cooperate with holders of Preferred Shares in connection with anti-trust or competition filings relating to their investment in Amaya and/or conversion of Preferred Shares;

•	to list the Common Shares on the NYSE, NASDAQ or the LSE on or before November 1, 2015; and

•	to comply with Amaya’s continuous disclosure requirements and provisions of the registration rights agreement to which it is a party.

If Amaya fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

A further description of the terms of the Preferred Shares is included in the 2014 Management Information Circular, which is available on SEDAR at www.sedar.com.

2013 Debentures

The Corporation issued the 2013 Debentures pursuant to a first supplemental debenture indenture, dated as of February 7, 2013, to the debenture indenture, dated as of January 17, 2012 (the “First Supplemental Indenture”), by and between the Corporation and Computershare Trust Company of Canada (the “Debenture Agent”). The following is a summary description of the material terms of the 2013 Debentures, does not purport to be complete and is qualified in its entirety by the full text of the First Supplemental Indenture, which is available on SEDAR at www.sedar.com.

The 2013 Debentures mature on January 31, 2016 and bear interest at the rate of 7.5% per annum, payable in cash semi-annually in arrears on January 31 and July 31 in each year. Subject to certain conditions provided in the First Supplemental Indenture, including with respect to the satisfaction of certain conditions following a change of control, on or after January 31, 2015 and prior to January 31, 2016, the 2013 Debentures may be redeemed in whole or in part from time to time at the option of the Corporation at a price equal to 101% of the aggregate principal amount under the 2013 Debentures plus accrued and unpaid interest thereon. The 2013 Debentures are non-convertible, not guaranteed by any person and subordinated to the senior indebtedness of the Corporation in accordance with the provisions of the First Supplemental Indenture, including, without limitation, with respect to any distribution of the assets of the Corporation, any dissolution, winding up, liquidation or reorganization of the Corporation, and any payment, assignment or distribution to a trustee in bankruptcy, receiver or assignee for the benefit of creditors or other liquidation agent. In addition, the senior creditors, a receiver or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation’s assets in whole or in part, free and clear of all 2013 Debenture liabilities and without the approval of, or any requirement to account to, the holders thereof or the Debenture Agent.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed for trading on the TSX under the trading symbol “AYA”. In addition to the Common Shares, the 2015 Warrants, 2016 Warrants and 2013 Debentures are also listed for trading on the TSX under the trading symbols “AYA.WT”, “AYA.WT.A” and “AYA.DB.A”, respectively. On September 22, 2014, Amaya was added to the S&P/TSX Composite Index.

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX for each month of the year ended December 31, 2014:

Month	High	Low	Total Volume
December 2014	$38.70	$25.00	23,325,265

November 2014	$38.94	$32.15	18,816,056

October 2014	$34.87	$22.06	24,395,280

September 2014	$37.00	$29.17	30,738,045

August 2014	$30.00	$26.28	16,314,463

July 2014	$30.67	$21.51	22,456,289

June 2014	$23.77	$10.06	45,394,696

May 2014	$11.46	$6.88	17,078,808

April 2014	$7.35	$5.61	15,531,660

March 2014	$9.13	$7.40	4,409,078

February 2014	$9.21	$7.50	5,917,265

January 2014	$7.97	$7.20	4,611,815

The following table sets out the high and low prices and total trading volume of the 2015 Warrants as reported by the TSX for each month of the year ended December 31, 2014:

Month	High	Low	Total Volume
December 2014	$35.25	$25.00	5,370

November 2014	$35.40	$30.75	27,650

October 2014	$31.50	$22.00	20,600

September 2014	$33.47	$28.00	44,800

August 2014	$25.80	$24.15	41,250

July 2014	$27.57	$18.71	104,426

June 2014	$20.74	$8.00	245,347

May 2014	$8.25	$4.20	195,700

April 2014	$4.25	$2.95	145,393

March 2014	$6.02	$4.46	28,050

February 2014	$6.27	$5.04	112,000

January 2014	$5.05	$4.50	34,600

The following table sets out the high and low prices and total trading volume of the 2016 Warrants as reported by the TSX for each month of the year ended December 31, 2014:

Month	High	Low	Total Volume
December 2014	$32.48	$23.20	15,816

November 2014	$32.48	$26.55	19,472

October 2014	$28.00	$18.50	63,376

September 2014	$30.00	$23.32	33,222

August 2014	$23.40	$20.01	55,830

July 2014	$24.45	$15.59	69,070

June 2014	$17.26	$5.00	216,219

May 2014	$6.00	$2.05	97,816

April 2014	$2.10	$1.26	75,644

March 2014	$3.46	$2.33	306,722

February 2014	$3.57	$1.89	96,760

January 2014	$2.40	$1.50	15,440

The following table sets out the high and low prices and trading volume of the 2013 Debentures as reported by the TSX for each month of the year ended December 31, 2014:

Month	High	Low	Total Volume
December 2014	$102.14	$100.00	926,000

November 2014	$102.14	$100.04	544,000

October 2014	$102.01	$100.08	284,000

September 2014	$103.01	$101.01	1,218,000

August 2014	$102.94	$102.35	609,000

July 2014	$103.11	$101.01	1,670,000

June 2014	$105.00	$101.00	2,982,500

May 2014	$101.50	$100.01	1,004,000

April 2014	$101.49	$99.05	1,468,000

March 2014	$100.61	$99.02	1,559,000

February 2014	$100.61	$100.00	680,000

January 2014	$101.49	$100.00	1,120,000

Prior Sales

Grant of options

Amaya granted the following options during the year ended December 31, 2014.

Grant Date	Number of Options Granted	Exercise Price Per Share
January 1, 2014	600,000	$7.95

February 26, 2014	142,500	$8.43

August 18, 2014	2,798,800	$28.65

September 8, 2014	315,000	$31.30

September 12, 2014	65,000	$35.05

October 10, 2014	1,000,500	$27.50

October 17, 2014	6,500	$27.91

October 20, 2014	950,000	$20.00

October 25, 2014	50,000	$32.83

November 10, 2014	35,000	$32.91

Grand Total	5,963,300	—

DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth, for each of the Corporation’s directors and executive officers, the person’s name, age, place of residence, positions with the Corporation, principal occupation and, if a director, the day, month and year on which the person became a director. Directors are elected at the Corporation’s annual shareholders’ meetings for a term that expires as of the Corporation’s next annual shareholders meeting.

Name of Directors and Executive Officers	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
David Baazov Montréal, Québec, Canada	President, Chief Executive Officer and Chairman of the Board	President, Chief Executive Officer and Chairman of the Board of Amaya Inc.	January 1, 2006	24,463,599
Daniel Sebag Montréal, Québec, Canada	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Amaya Inc.	May 11, 2010	350,000
Gen. Wesley K. Clark Little Rock, Arkansas, USA	Director(2)(3)	Chairman and Chief Executive Officer, Wesley K. Clark & Associates, LLC (strategic consulting firm)	May 11, 2010	15,000
Divyesh (David) Gadhia Burnaby, British Columbia, Canada	Director(2) (3)	Chairman of spud.ca (local farmers and food producers network) and President of Atiga Investments Inc. (investment firm)	May 11, 2010	35,000
Harlan Goodson Sacramento, California, USA	Director(2)(3)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	—
Dr. Aubrey Zidenberg Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Casino Amusements of Canada	July 30, 2014	—
Marlon D. Goldstein Miami, Florida, USA	Executive Vice-President, Corporate Development & General Counsel and Secretary	Executive Vice-President, Corporate Development & General Counsel, Amaya Inc. (4)	n/a	—

(1)	The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been furnished by each director and executive officer individually, as of March 30, 2015.
(2)	Member of the Corporate Governance, Nominating and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Marlon D. Goldstein became Executive Vice-President, Corporate Development & General Counsel of the Corporation on January 24, 2014.

David Baazov

Mr. David Baazov, 34, is the Chairman of the Board and has been the President and Chief Executive Officer of Amaya since 2006, and is responsible for devising and implementing the general business strategies of the Corporation. His duties include overseeing all aspects of the business including, but not limited to, sales and marketing, product development, operations and logistics and the overall growth of the Corporation. Mr. Baazov started Amaya’s business in the mid-2000’s, led the Corporation through a successful listing on the Canadian TSX Venture Exchange in July 2010, and has since turned the Corporation into a global gaming leader through a combination of organic growth and strategic acquisitions. Amaya completed the Rational Group Acquisition in August 2014, resulting in Amaya becoming the world’s largest publicly traded online gaming company. The industry and business community have recognized Mr. Baazov with certain awards, including Ernst & Young’s 2013 Québec EY Entrepreneur of the Year for the Information Technology category. A panel of Canadian technology analysts and readers of Cantech Letter (www.cantechletter.com), an online magazine focused on innovation sector companies listed on the TSX and the TSX Venture Exchange, selected Mr. Baazov as the TSX Venture Tech Executive of the Year in 2012, and in each of 2013 and 2014 as the TSX Tech Executive of the Year. From 2000 to 2006, Mr. Baazov was the founder of a business marketing company and served as the Vice President of Sales of Vortek Systems Inc., a supplier and distributor of computer hardware and accessories.

Daniel Sebag, C.A.

Mr. Daniel Sebag, 50, joined Amaya in July 2007 as Chief Financial Officer and is a current director and the Treasurer of Amaya. Mr. Sebag is a Chartered Accountant and specializes in the areas of cost management and financial reporting systems. He currently oversees the Corporation’s financial reporting and treasury functions. Between 1999 and 2007, Mr. Sebag was a faculty lecturer at McGill University in Montreal, Québec, Canada where he led executive seminars in accounting and finance at its International Executive Institute, including the Directors Education Program and the Advanced Management Course. He has also taught advanced accounting courses to students in the McGill University MBA and Chartered Accountancy programs.

From 1993 to 2007, Mr. Sebag served as a financial, accounting and information systems consultant to several multinational companies, including Bombardier, Ericsson, Transat AT and Air Liquide. Mr. Sebag earned a Bachelor’s of Science degree in Psychology from McGill University in 1987 and a Specialized Graduate Diploma in accounting from McGill University in 1991.

Divyesh (David) Gadhia, C.A.

Mr. Divyesh (David) Gadhia, 52, is a director and served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, and currently serves as a director of Gateway Casinos & Entertainment Limited and Trian Equities. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and the Business in Vancouver’s Top 40 Under 40 Award. Since 2010, Mr. Gadhia has been the Chairman of Spud.ca, a local farmers and food producers network, and the President of Atiga Investments Inc., an investment firm focused on consumer products. Mr. Gadhia is Chartered Public Accountant and holds a business degree from Simon Fraser University.

Harlan Goodson

Mr. Harlan Goodson, 68, is a current director and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for 4 years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

General Wesley K. Clark

General Wesley K. Clark, 70, is a current director and has served and currently serves as Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a strategic consulting firm, since its founding in 2004, the Co-Chairman of Growth Energy, an organization that represents producers and supporters of ethanol, since January 2009, a senior fellow at UCLA’s Burkle Center for International Relations since 2006, the Director of International Crisis Group since 2007, Chairman of City Year Little Rock, an AmeriCorps program, which is a national service organization that unites young adults, since 2004, and is a member of numerous corporate boards of directors including, Bankers Petroleum Ltd., BNK Petroleum, Inc., Petromanas Energy Inc., POET, LLC, Rentech Inc., root9B Technologies, Inc. and The Grilled Cheese Truck, Inc. General Clark authored four books and since 2009, serves as a member of the Clinton Global Initiative’s Energy & Climate Change Advisory Board and ACORE’s Advisory Board. General Clark retired as a four star general after 38 years in the United States Army. He graduated first in his class at West Point Military Academy and earned B.A. and M.A. degrees in Philosophy, Politics and Economics at Oxford University as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division levels, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe, he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver Star, Bronze Star, Purple Heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including the award of Commander of the Legion of Honor from the French government.

Dr. Aubrey Zidenberg

Dr. Aubrey Zidenberg, 62, is a current director and has served and currently serves as the President and Chief Executive Officer of Casino Amusements Canada, which offers commercial gaming industry experience to both the private sector and governments, since 1976. Dr. Zidenberg is a gaming industry specialist with extensive experience in the development, implementation and operation of international gaming, tourism and entertainment projects since 1975, including, without limitation, in the areas of commercial gaming, operations and regulatory compliance, and has advised and consulted in these areas in both the government and the private sectors. He has worked internationally with companies such as Penn National Gaming, The Bahamas Amusement Corporation, Summa Corporation, Resorts International, Trump Organization, Playboy Casinos, Carnival Hotels & Casinos, Harrah’s and Hard Rock International. Since 2011, Dr. Zidenberg has been an International Vice President of B’nai Brith, an international human rights organization which has operated in Canada since 1875, and currently chairs its Special Advisory Council to the League for Human Rights. Dr. Zidenberg was a Member of the Board of Directors of the Responsible Gambling Council of Canada for over 15 years, registered with the Alcohol and Gaming Commission of Ontario and is a recipient of the 2002 Canadian Gaming Industry Award of Excellence. In 2010, Dr. Zidenberg created and developed the First Nation Canadian Gaming Awards program. Dr. Zidenberg is currently the Chair of the York Regional Police – Investigative Services Community Advisory Council and has served in such position since 2013. A noted community leader, Dr. Zidenberg received an Honorary Doctorate of Laws degree from Assumption University in Windsor, Ontario in 2007 for his human rights work, was presented with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2013, in each case for his dedicated service to community and country, was knighted Chevalier de France in 2012 and received the York Regional Police Service Board 2014 Civic Leadership Award in 2015. Dr. Zidenberg earned a B.A. from York University in 1975.

Marlon D. Goldstein

Mr. Marlon Goldstein, 41, joined Amaya in January 2014 and serves as its Executive Vice-President, Corporate Development & General Counsel and Secretary. Prior to joining Amaya, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig LLP, where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein’s practice was focused on corporate and securities matters including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm’s Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

Directors’ and Executive Officers’ Interests in Common Shares

The Corporation’s directors and executive officers own, or have the right to exercise direction or control over, a total of 24,863,599 Common Shares, representing approximately 18.67% of the total issued and outstanding Common Shares as of the date of this annual information form. Additionally, a total of 1,826,500 options have been granted to the Corporation’s directors and executive officers to purchase an equal amount of Common Shares under the Corporation’s stock option plan.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the directors or executive officers of the Corporation is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive director.

Notwithstanding the foregoing, General Clark (i) ceased to be a director of Adam Aircraft Industries less than one year prior to its filing for Chapter 7 bankruptcy protection under applicable U.S. bankruptcy laws in February 2008; (ii) ceased to be Chairman of Summit Global Logistic Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in January 2008 (which was later converted to Chapter 7 status in November 2008); and (iii) ceased to be a director of NutraCea Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in November 2009.

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any transaction, project or opportunity of the Corporation. However, the Corporation’s directors and officers may serve on the boards and/or as officers of other companies which may compete in the same industry as the Corporation, giving rise to potential conflicts of interest, including, without limitation, with respect to negotiating terms of and consummating certain transactions in which such companies and the Corporation may participate. Conflicts of interest that arise at a meeting of the Board must be disclosed and the conflicted director must recuse himself or herself from the meeting and abstain from participating and voting for or against the approval of any transaction, project or opportunity in which they may have an interest. The remaining directors will determine whether or not the Corporation will participate in any such transaction, project or opportunity. Subject to such disclosure and recusal and any limitations in the Corporation’s constating documents, a transaction would not be void or voidable because it was made between the Corporation and one or more of its directors or officers who have a conflict of interest or by reason of such director or officer being present at the meeting at which such transaction, project or opportunity was approved.

To the best of the Corporation’s knowledge, there is no known existing or potential conflict of interest among the Corporation, its promoter, directors, officers or other members of management of the Corporation as a result of their respective outside business interests.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for usurping corporate opportunities and requiring disclosures by directors or officers of conflicts of interest, and the Corporation will rely upon such laws in respect of any conflict of interest or breach of duty. See also “Interest of Management and Others in Material Transactions” below.

Audit Committee

Audit Committee Charter

The text of the charter of the audit committee of the Board (the “Audit Committee”) is set forth in Schedule A attached hereto.

Purpose

The primary purpose of the Audit Committee is to assist the Board in discharging its financial and accounting oversight and evaluation responsibilities. In particular, the Audit Committee oversees the financial reporting process to ensure the quality, transparency and integrity of the Corporation’s published financial information. The Audit Committee also reviews and is responsible for, and reports to the Board on, among other things, (i) the quality and integrity of the Corporation’s consolidated financial statements and other financial information, (ii) compliance with legal and regulatory requirements related to financial reporting, (iii) the effectiveness of the systems of control, including risk management, established by management to safeguard the tangible and intangible assets of the Corporation and its subsidiaries, (iv) the proper maintenance of accounting and other financial records, (v) annual and quarterly interim financial information, (vi) the independent audit process, including recommending to the Board and the Corporation’s shareholders the appointment and compensation of the external auditor, and assessing the qualifications, performance and independence of the external auditor, (vii) the performance and objectivity of the Corporation’s internal audit function, (viii) all non-audit services, (ix) the development and maintenance of procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, (x) the review of environmental, insurance and other liability exposure issues relevant to the affairs of the Corporation, and (xi) any additional matters delegated to the Audit Committee by the Board. The Audit Committee is also responsible for the review and approval of all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

For the purpose of performing its duties, the Audit Committee has the right to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain outside counsel or other experts.

Meetings and Composition

The Audit Committee is required to meet at least once per fiscal quarter and must have a minimum of three directors, each of whom must be “independent” and “financially literate” within the meaning of applicable Canadian securities laws.

The Audit Committee is now comprised of Messrs. Goodson, Clark and Gadhia, each of whom is “independent” and “financially literate” within the meaning of applicable Canadian securities laws.

Relevant Education and Experience

Each member of the Audit Committee has an understanding of Canadian generally accepted accounting principles and has the ability to understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements and its internal controls and procedures for financial reporting.

All three members of the Audit Committee serve or have served on a number of boards of directors of public companies and the Board has determined that each of them has acquired financial and accounting education or experience that qualifies them as “financially literate”.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
Harlan Goodson	Lawyer	None

Divyesh Gadhia	Chartered Accountant	None

Gen. Wesley Clark	General Clark has participated in the review of financial statements while a director on various boards. In addition, General Clark has taken a series of governance and securities courses.	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of approving audit and non-audit services provided by the Corporation’s independent external auditor. The Audit Committee has delegated to its Chairman, Mr. Goodson, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent external auditor. All such pre-approvals are reported by the Chairman at the meeting of the Audit Committee at the next Audit Committee meeting following any such pre-approval.

External Auditor Service Fees

On September 17, 2014, the Corporation changed its independent external auditor and the Board appointed Deloitte LLP as successor auditor in replacement of Richter LLP. The aggregate fees billed by Richter LLP, until September 17, 2014, for the fiscal years ended December 31, 2014 and 2013, respectively, were as follows:

Description	2014	2013
Audit Fees(a)	$0	$250,000

Audit – Related Fees(b)	$0	$0

Tax Fees(c)	$0	$0

All Other Fees(d)	$116,805	$0

The aggregate fees billed by Deloitte LLP beginning on September 17, 2014, for the fiscal year ended December 31, 2014, were as follows:

Description	September 17, 2014 to December 31, 2014
Audit Fees(a)	$1,845,000

Audit – Related Fees(b)	$51,000

Tax Fees(c)	$166,000

All Other Fees(d)	$0

(a)	“Audit Fees” means the aggregate fees billed by the Corporation’s external auditor for audit services related to the annual financial statements of the Corporation and its wholly owned subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the cost of translation of various annual continuous disclosure documents of the Corporation (2013- audit services provided by Richter LLP).
(b)	“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.
(c)	“Tax Fees” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance and assistance with various other tax related questions.
(d)	“All Other Fees” means the aggregate fees billed in the last fiscal year for products and services provided by the Corporation’s previous external auditor, Richter LLP, other than the services reported under clauses (a), (b) and (c), above.

Corporate Governance, Nominating and Compensation Committee

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board has established the Corporate Governance, Nominating and Compensation Committee which takes the principal role in establishing the Corporation’s executive compensation plans and policies. For more information on the Corporation’s Corporate Governance, Nominating and Compensation Committee, please see the 2014 Management Information Circular which is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is currently not, and was not, a party to any material legal proceedings, and its property and assets are not and were not the subject of material legal proceedings, during the year ended December 31, 2014. The Corporation is not aware of any material legal proceedings outstanding, threatened or pending as of the date hereof by or against the Corporation. Notwithstanding the foregoing, given the nature of its business, the Corporation is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business. With respect to such legal and regulatory matters, the Corporation believes that the amount or estimable range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Corporation’s business, consolidated financial position, results of operations, or cash flows. However, the outcome of litigation is inherently uncertain. Therefore, if one or more of such legal matters were to be resolved against the Corporation for amounts in excess of management’s expectations, its results of operations and financial condition, including in a particular reporting period, could be materially adversely affected. On March 11, 2015, Amaya commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. Amaya was aware of the dispute prior to Rational Group Acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute. The merger agreement related to the transaction provides remedies to address certain income tax and other liabilities that might occur post-closing but stemming from operations prior to the date of acquisition, including monies held in escrow as initial sources for indemnification. Amaya does not anticipate that these tax issues would apply to future fiscal periods.

The Corporation is not and was not subject to, during the year ended December 31, 2014: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority; (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements entered into before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority. As announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec, is investigating trading activities in Amaya’s securities surrounding the company’s announcement of the Rational Group Acquisition (the “AMF Investigation”). Also related to trading surrounding such acquisition, on July 8, 2014 and December 9, 2014, the Corporation received written inquiries from the U.S. Financial Industry Regulatory Authority seeking information from the Corporation and a number of its financial advisers regarding certain communications with certain investors (the “FINRA Inquiry”). To the Corporation’s knowledge, the AMF Investigation and FINRA Inquiry, do not involve any allegations of wrongdoing by the Corporation. The Corporation will continue to cooperate, if and as requested, consistent with its practice to always cooperate with regulatory authorities.

In the normal course of business, to facilitate transactions of services and products, we have agreed to indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers, directors, and certain employees, and our constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Montréal, Québec and Toronto, Ontario. The transfer agent and registrar for the 2015 Warrants, 2016 Warrants, 2013 Debentures and the Preferred Shares is Computershare Trust Company of Canada Inc. at its principal offices in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws, including those entered into in and out of the ordinary course of business, that the Corporation or the subsidiaries of the Corporation have entered into since January 1, 2014 or prior thereto but which are still in effect:

(a)	the stock purchase agreement, dated March 30, 2015, entered into among the Corporation, AGS, LLC and Cadillac Jack, Inc. in connection with the CJ Sale. See “Business of the Corporation - Overview”;

(b)	the registration rights agreements, dated August 1, 2014, entered into among the Corporation and each of GSO Capital Partners L.P and BlackRock Financial Management, Inc. and their respective affiliated funds managed or advised by them in connection with the Rational Group Acquisition. See “General Development of the Business – Key Completed Transactions – Acquisitions”;

(c)	the first lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Deutsche Bank

AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition. See “General Development of the Business – Key Completed Transactions – Acquisitions”;

(d)	the second lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition. See “General Development of the Business – Key Completed Transactions – Acquisitions”;

(e)	the subscription agreement, dated July 31, 2014, entered into among the Corporation and GSO Capital Partners L.P. and its affiliated funds managed or advised by it listed thereunder in connection with the subscription of Preferred Shares and Common Shares by the funds listed in the subscription agreement to finance a portion of the purchase price paid by the Corporation for the Rational Group Acquisition. See “General Development of the Business – Financings and Capital Markets Activities”;

(f)	the subscription agreement, dated July 31, 2014, entered into among the Corporation and BlackRock Financial Management, Inc. and its affiliated funds managed or advised by it listed thereunder in connection with the subscription of Preferred Shares by the funds listed in the subscription agreement in connection with the Preferred Share Financing related to the financing of the Rational Group Acquisition. See “General Development of the Business– Financings and Capital Markets Activities”;

(g)	the underwriting agreement, dated July 31, 2014, entered into among the Corporation and its subsidiaries and Canaccord Genuity Corp. in connection with the Bought Deal Component of the Preferred Share Financing related to the financing of the Rational Group Acquisition. See “General Development of the Business – Financings and Capital Markets Activities”;

(h)	the subscription receipt agreement, dated July 7, 2014, entered into among the Corporation, Canaccord Genuity Corp. and Computershare Trust Company of Canada, in connection with the Subscription Receipt Offering related to the financing of the Rational Group Acquisition. See “General Development of the Business – Financings and Capital Markets Activities”;

(i)	the underwriting agreement, dated July 7, 2014, entered into among the Corporation and its subsidiaries, Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc. in connection with the Subscription Receipt Offering related to the financing of the Rational Group Acquisition. See “General Development of the Business – Financings and Capital Markets Activities”;

(j)	the deed and scheme of merger agreement, dated June 12, 2014, entered into among the Corporation, Amaya Holdings B.V., Titan IOM Mergerco Ltd., Oldford Group Limited and each of the selling securityholders of Oldford Group Limited, in connection with the Rational Group Acquisition. See “General Development of the Business – Key Completed Transactions – Acquisitions”;

(k)	the revenue guarantee agreement, dated as of February 11, 2014, entered into among the Corporation, Cryptologic Malta Holdings Limited, Gaming Portals Limited, Amaya (Malta) Limited, Ongame Network Ltd. and Cryptologic Operations Limited, in connection with the sale of WagerLogic. See “General Development of the Business – Key Completed Transactions - Divestitures”;

(l)	the stock purchase agreement, dated as of June 10, 2013, and as amended as of February 13, 2014, entered into among Amaya Americas Corporation, Diamond Game Enterprises, James Breslo and Roy Johnson, in connection with the acquisition of Diamond Game. See “General Development of the Business – Key Completed Transactions – Acquisitions”;

(m)	the first amendment to agreement and plan of merger, dated as of November 5, 2012, entered into among Smart Games Hungary Kft, Luxembourg Branch and Odyssey Acquisition Corporation, in connection with the acquisition of Cadillac Jack. See “General Development of the Business – Key Completed Transactions – Acquisitions”; and

(n)	the agreement and plan of merger, dated as of September 25, 2012, entered into among Smart Games Hungary Kft, Luxembourg Branch, Cadillac Jack Holding LLC, Cadillac Jack, the Corporation, Amaya Holdings Corporation and Odyssey Acquisition Corporation, in connection with the acquisition of Cadillac Jack. See “General Development of the Business – Key Completed Transactions – Acquisitions”.

Copies of these agreements may be inspected at the Corporation’s headquarters located at 7600 TransCanada Highway, Pointe-Claire, Québec, H9R 1C8, Canada during normal business hours and on SEDAR at www.sedar.com.

INTEREST OF EXPERTS

The Corporation’s independent external auditor for the year ended December 31, 2013 was Richter LLP. Effective September 17, 2014, and for the year ended December 31, 2014, Deloitte LLP was the independent external auditor of the Corporation. Both Richter LLP and Deloitte LLP report that they are independent of the Corporation within the meaning of the rules of professional conduct of the Ordre des comptables professionnels agréés du Québec.

ADDITIONAL INFORMATION

Additional information relating to Amaya may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is contained in the 2014 Management Information Circular. Additional financial information is provided in Amaya’s financial statements and management’s discussion and analysis for the year ended December 31, 2014, which is available on SEDAR at www.sedar.com.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1	Purpose

The Audit Committee (the “Committee”) is a standing committee appointed by the Board of Directors (the “Board”) of the Corporation. The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of Amaya’s financial statements;

(b)	Amaya’s compliance with legal and regulatory requirements;

(c)	the External Auditor’s qualifications and independence;

(d)	the performance of Amaya’s External Auditor; and

(e)	the effectiveness of Amaya’s internal controls environment.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions:

In this Charter:

(a)	“Board” means the board of directors of Amaya;

(b)	“Chairman” means the Chairman of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Director” means a member of the Board;

(e)	“External Auditor” means Amaya’s independent auditor; and

(f)	“Amaya” or the “Corporation” means Amaya Inc.

(g)	“Independent Director” means a director who has no direct or indirect relationship with Amaya, which could be reasonably expected to interfere with the exercise of independent judgment regarding the best interests of Amaya. An Independent Director must meet all of the requirements for independence as an audit committee member that are prescribed by applicable securities laws and stock exchange rules. Save exceptions, a Director is not an Independent Director if he or she:

(i)	is or has been within the last three years, an employee or executive officer of Amaya;

(ii)	is a member of the immediate family of an individual who is, or has been within the last three years, an executive officer of Amaya;

(iii)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer, a partner or an employee of a material service provider of Amaya (including the external auditors unless their engagement has ended);

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(iv)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer of an entity if any of the current senior management of Amaya serves or served at the same time on the entity’s compensation committee;

(v)	has a relationship with Amaya under which he or she may directly or indirectly accept any consulting, advisory or other fees from Amaya or a related entity, except for any compensation as a member of the Board;

(vi)	received (or whose immediate family member received) more than $75,000.00 in direct compensation from Amaya (excluding fees as directors) during any 12 month period within the last three years; or,

(vii)	is an affiliated person of Amaya.

(h)	“Management” means Management of the Corporation, specifically including the CEO and the CFO.

2.2	Interpretation

The provisions of this Charter are subject to the provisions of Amaya’s articles and by-laws and to applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1	Establishment of the Committee

The Committee is hereby created with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)	Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)	Vacancies. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3	Number of Members

The Committee shall consist of three (3) or more Directors. Should at any time the Committee have a vacancy because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of one or more Directors who were on the Committee, the Board may appoint Directors who do not meet the requirements of Section 3.4 or Section 3.5 of this Policy to the extent and for such periods as are permitted under all applicable securities law and stock exchange requirements.

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3.4	Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements including, without limitation, those of the Toronto Stock Exchange (TSX) and National Instrument 52-110 of the Canadian Securities Administrators (unless such member is exempt from such requirement).

3.5	Financial Literacy

(a)	Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)	Definition of Financial Literacy. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Amaya’s financial statements.

3.6	Committee Financial Expert

(a)	Attributes of a Committee Financial Expert. To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

(i)	an understanding of generally accepted accounting principles (“GAAP”), international financial reporting standards (“IFRS”) and financial statements;

(ii)	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Amaya’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

(b)	Experience of the Committee Financial Expert. To the extent possible, the Board will appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

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(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

3.7	Board Approval Required

No member of the Committee shall serve on more than three (3) public company audit committees without the approval of the Board.

4.	COMMITTEE CHAIRMAN

4.1	Board to Appoint Chairman

The Board shall appoint the Chairman from the members of the Committee (or, if it fails to do so, the members of the Committee shall appoint the Chairman from among its members). The Chairman shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.

4.2	Chairman to be Appointed Annually

The designation of the Chairman shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of Chairman is not so made, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1	Quorum

A quorum of the Committee shall be two (2) members.

5.2	Secretary

The Chairman shall designate a person who need not be a member of the Committee to act as secretary or, if the Chairman fails to designate such a person, the secretary of the Corporation shall be secretary of the Committee. The agenda of the Committee meeting will be prepared by the Chairman, working with the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting. The secretary shall attend the meetings, during which he or she shall take minutes.

5.3	Time and Place of Meetings

(a)	Frequency. Meetings shall be called by the Chairman at times necessary to perform the duties described herein in a timely manner, provided that the Committee shall meet at least quarterly.

(b)	Request. The Chairman of the Board and the President and Chief Executive Officer of Amaya may request that the Chairman hold a meeting of the Committee.

(c)	Notice. Notice of each meeting shall be given to each Committee member in accordance with the by-laws of the Corporation, as amended and restated from time to time, and to the other Directors and to Amaya’s senior management. Unless they are expressly called to the meeting, the latter only receive the notice for information purposes. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

(d)	Attendance. The Committee members, whenever possible, shall take all necessary steps to attend Committee meetings in person, except for meetings being held by telephone or videoconference, and to prepare themselves with respect to the matters and documents to be discussed thereat.

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5.4	In Camera Meetings

At each meeting of the Committee, there shall be a portion of the meeting at which no members of Management, the External Auditor, or the internal auditor (if any) are present.

5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee. If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of Directors, that member shall alert the Chairman. If the Chairman of the Committee faces a potential or actual conflict of interest, he or she shall advise the Chairman of the Board. The Committee member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

5.6	Invitees

Subject to Section 5.4, the Committee may invite Directors, officers and employees of Amaya or any other person to attend meetings of the Committee to assist the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at Amaya’s expense.

5.7	Minutes

Minutes of the proceedings of the Committee shall be kept. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members and will be made available to the other Directors of the Board. The minutes shall be made available to the Directors for consultation and shall be approved by the Board before being included in Amaya’s registers or records.

5.8	Regular Reporting

The Committee will report through the Chairman to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

6.	AUTHORITY OF COMMITTEE

6.1	Register and Record

The Committee, in the performance of its duties, may consult any relevant register or record of Amaya.

6.2	Retaining and Compensating Advisors

The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Committee at the expense of Amaya. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

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6.3	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.4	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1	Remuneration of Committee Members

Members of the Committee and the Chairman shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2	Directors’ Fees

No member of the Committee may earn fees from Amaya or any of its subsidiaries other than Directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from Amaya or any of its subsidiaries.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1	Review and Approval of Financial Information

(a)	Annual Financial Statements. The Committee shall review and discuss with Management and the External Auditor, Amaya’s audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)	Interim Financial Statements. The Committee shall review and discuss with Management and the External Auditor and, if appropriate, approve, Amaya’s quarterly unaudited financial statements and related MD&A.

(c)	Material Public Financial Disclosure. The Committee shall discuss with Management and the External Auditor:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(ii)	financial information and earnings guidance (if any) provided to the investment community, including analysts and rating agencies; and

(iii)	press releases containing financial information (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP or non-IFRS information, as applicable).

(d)	Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of Amaya’s disclosure of financial information extracted or derived from Amaya’s financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

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(e)	General. The Committee shall review and discuss with Management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in Amaya’s selection or application of accounting principles;

(ii)	major issues as to the adequacy of Amaya’s internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)	analyses prepared by Management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods, as applicable, on the financial statements;

(iv)	the effect on Amaya’s financial statements of regulatory initiatives, as well as off-balance sheet transactions structures, obligations (including contingent obligations) and other relationships of Amaya with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Amaya;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the Management certifications of the financial statements as required by applicable securities laws in Canada or otherwise;

(viii)	any other relevant reports or financial information submitted by Amaya to any governmental body, or the public; and

(ix)	funding and financial statements of Amaya’s pension or 401k plans, if any.

9.	EXTERNAL AUDITOR

9.1	External Auditor

(a)	Authority with Respect to External Auditor. The Committee shall be responsible for making recommendations to the Board and to Amaya’s shareholders regarding the appointment and compensation of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Amaya. In the discharge of this responsibility, the Committee shall:

(i)	have sole responsibility for recommending to the Board the audit firm to be proposed to Amaya’s shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor’s compensation and determining at any time whether the Board should recommend to Amaya’s shareholders whether the incumbent External Auditor should be removed from office;

(ii)	review the terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iii)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

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(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process, the Committee shall:

(i)	assure the regular rotation of the lead audit partner if required by law and consider whether, in order to ensure continuing independence of the External Auditor, Amaya should rotate periodically, the audit firm that serves as External Auditor;

(ii)	require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Amaya and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

(iii)	unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

(iv)	review and approve the policy setting out the restrictions on Amaya hiring partners, employees and former partners and employees of Amaya’s current or former External Auditor.

(c)	Issues between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or access to requested information;

(ii)	review any significant disagreements with Management and, to the extent possible, resolve any disagreements between Management and the External Auditor; and

(iii)	review with the External Auditor:

(A)	any accounting adjustments that were proposed by the External Auditor, but were not made by Management;

(B)	any communications between the audit team and audit firm’s national office respecting auditing or accounting issues presented by the engagement;

(C)	any Management or internal control letter issued, or proposed to be issued by the External Auditor to Amaya; and

(D)	the performance of Amaya’s internal audit function and internal auditors (if any).

(d)	Non-Audit Services.

(i)	The Committee shall either:

(A)	pre-approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Amaya to Amaya (including its subsidiaries) before they are performed; or

(B)	adopt specific policies and procedures for the pre-approval of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service and do not include any prohibited non-audit services, the Committee is informed of each non-audit service actually performed and the procedures do not include delegation of the Committee’s responsibilities to Management.

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(ii)	The Committee may delegate to one or more members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

(iii)	The Committee shall instruct Management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Amaya at the time of the engagement as being non-audit services.

(e)	Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

(i)	review and evaluate the performance of the lead partner of the External Auditor;

(ii)	obtain the opinions of Management and of the persons responsible for Amaya’s internal audit function with respect to the performance of the External Auditor; and

(iii)	obtain and review a report by the External Auditor describing:

(A)	the External Auditor’s internal quality-control procedures;

(B)	any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor’s firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor’s firm, and any steps taken to deal with any such issues; and

(C)	all relationships between the External Auditor and Amaya (for the purposes of assessing the External Auditor’s independence).

(f)	Review of Management’s Evaluation and Response. The Committee shall:

(i)	review Management’s evaluation of the External Auditor’s audit performance;

(ii)	review the External Auditor’s recommendations, and review Management’s response to and subsequent follow-up on any identified weaknesses;

(iii)	receive regular reports from Management and receive comments from the External Auditor, if any, on:

(A)	Amaya’s principal financial risks;

(B)	the systems implemented to monitor those risks; and

(C)	the strategies (including hedging strategies) in place to manage those risks; and

(iv)	recommend to the Board whether any new material strategies presented by Management should be considered appropriate and approved.

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10.	INTERNAL CONTROL AND AUDIT FUNCTION

10.1	Internal Control and Audit

In connection with Amaya’s internal audit function, the Committee shall:

(a)	review the terms of reference of the internal auditor (if any) and meet with the internal auditor (if any) as the Committee may consider appropriate to discuss any concerns or issues;

(b)	in consultation with the External Auditor and the internal audit group, review the adequacy of Amaya’s internal control structure and procedures designed to ensure compliance with applicable laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

(c)	review Management’s response to significant internal control recommendations of the internal audit group and the External Auditor;

(d)	review (i) the internal control report prepared by Management, including Management’s assessment of the effectiveness of Amaya’s internal control structure and procedures for financial reporting and (ii) the External Auditor’s attestation, and report, on the assessment made by Management;

(e)	instruct the External Auditor to prepare an annual evaluation of Amaya’s internal audit group and reviewing the results of that evaluation; and

(f)	periodically review with the internal audit group and/or internal auditor (if any) any significant difficulties, disagreements with Management or scope restrictions encountered in the course of the work of the internal auditor (if any).

11.	OTHER

11.1	Risk Assessment and Risk Management

The Committee shall discuss Amaya’s major financial risk exposure and the steps Management has taken to monitor and control such exposures.

11.2	Related Party Transactions

The Committee shall review and approve all related party transactions in which Amaya is involved or which Amaya proposes to enter into.

11.3	Expense Accounts

The Committee shall review and make recommendations with respect to expense accounts, on an annual basis, submitted by the President and Chief Executive Officer, and expense account policy, and rules relating to the standardization of the reporting on expense accounts.

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11.4	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by Amaya regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of Amaya of concerns regarding questionable accounting or auditing matters.

12.	ANNUAL PERFORMANCE EVALUATION

On an annual basis, the Committee shall follow the process established by the Board for assessing the performance of the Committee.

13.	CHARTER REVIEW AND DISCLOSURE

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate. The Committee shall ensure that this Charter is disclosed in accordance with all applicable securities laws or other regulatory requirements.

June 30, 2014.

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